   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 1995

                                                  COMMISSION FILE NOS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

        REGISTRATION STATEMENT UNDER
           THE SECURITIES ACT OF 1933                                 /X/
        Pre-Effective Amendment No.                                   / /
        Post-Effective Amendment No.                                  / /
                                       and
        REGISTRATION STATEMENT UNDER
           THE INVESTMENT COMPANY ACT OF 1940                         /X/
        Amendment No.                                                 / /

                 ZURICH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT
                           (EXACT NAME OF REGISTRANT)

                             ZURICH LIFE INSURANCE
                               COMPANY OF AMERICA
                          (NAME OF INSURANCE COMPANY)

               1400 American Way, Schaumburg, Illinois                         60173
    (Address of Insurance Company's Principal Executive Offices)            (Zip Code)
     Insurance Company's Telephone Number, including Area Code:           (708) 517-7900

                             Debra P. Rezabek, Esq.
                                 1 Kemper Drive
                           Long Grove, Illinois 60049
                    (Name and Address of Agent for Service)

                                   COPIES TO:

                               FRANK JULIAN, ESQ.
                        KEMPER LIFE INSURANCE COMPANIES
                                 KLIC LEGAL T-1
                                 1 KEMPER DRIVE
                           LONG GROVE, ILLINOIS 60049
                              JOAN E. BOROS, ESQ.
                             KATTEN MUCHIN & ZAVIS
                       1025 THOMAS JEFFERSON STREET, N.W.
                             WASHINGTON, D.C. 20007

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

     Calculation of Registration Fee under the Securities Act of 1933:

$500 -- Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                 ZURICH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM N-4

N-4 ITEM NO.                                                      LOCATION IN PROSPECTUS
-------------                                           ------------------------------------------
PART A
     Item  1.    Cover Page...........................  Cover Page
     Item  2.    Definitions..........................  Definitions
     Item  3.    Synopsis.............................  Summary; Summary of Expenses;
                                                        Example
     Item  4.    Condensed Financial Information......  Condensed Financial Information
     Item  5.    General Description of Registrant,
                   Depositor and Portfolio
                   Companies..........................  Zurich Life and the Separate Account;
                                                        Fixed Accumulation Options; Voting Rights
     Item  6.    Deductions and Expenses..............  Contract Charges and Expenses
     Item  7.    General Description of Variable
                   Annuity Contracts..................  The Contracts
     Item  8.    Annuity Period.......................  The Annuity Period
     Item  9.    Death Benefit........................  The Annuity Period; The Accumulation
                                                        Period
     Item 10.    Purchases and Contract Value.........  Zurich Life and the Separate Account; The
                                                        Contracts
     Item 11.    Redemptions..........................  The Contracts
     Item 12.    Taxes................................  Federal Income Taxes
     Item 13.    Legal Proceedings....................  Legal Proceedings
     Item 14.    Table of Contents of the Statement of
                   Additional Information.............  Table of Contents
PART B
     Item 15.    Cover Page...........................  Cover Page
     Item 16.    Table of Contents....................  Table of Contents
     Item 17.    General Information and History......  Not Applicable
     Item 18.    Services.............................  Services to the Separate Account
     Item 19.    Purchase of Securities Being
                   Offered............................  Not Applicable
     Item 20.    Underwriters.........................  Services to the Separate Account
     Item 21.    Calculation of Performance Data......  Performance Information of
                                                        Subaccounts
     Item 22.    Annuity Payments.....................  Not Applicable
     Item 23.    Financial Statements.................  Financial Statements
PART C

     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                          PROSPECTUS--          , 1996
--------------------------------------------------------------------------------

                                PERIODIC PAYMENT

                           VARIABLE ANNUITY CONTRACTS
--------------------------------------------------------------------------------

                                   ISSUED BY
                    ZURICH LIFE INSURANCE COMPANY OF AMERICA
                               IN CONNECTION WITH
                 ZURICH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT
 HOME OFFICE: 1400 AMERICAN WAY, SCHAUMBURG, ILLINOIS 60173     (708) 517-7900

The types of Periodic Payment Deferred Variable Annuity Contracts ("Periodic Payment Contract" or "Contracts") offered by this Prospectus are issued by Zurich Life Insurance Company of America ("Zurich Life") and are designed to provide annuity benefits under retirement plans which may or may not qualify for the Federal tax advantages available under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

Purchase payments for the Contracts may be allocated to one or more of the options under which Contract values accumulate on either a variable or fixed basis. These options consist of the fourteen Subaccounts of the Separate Account and the Fixed Accumulation Option of the General Account. Each Subaccount invests in one of the Portfolios of the following management investment companies; the Kemper Investors Fund which is managed by Kemper Financial Services, Inc., the Janus Aspen Series which is managed by Janus Capital Corporation and the Lexington Natural Resources Trust and Lexington Emerging Markets Fund which are managed by Lexington Management Corporation.

The Kemper Investors Fund currently consists of the following Portfolios: Money Market, Total Return, High Yield, Equity, Government Securities, International and Small Capitalization Equity ("Small Cap"). The following Portfolios of the Janus Aspen Series are available under the Contracts: Growth, Aggressive Growth, Worldwide Growth, Balanced and Short-Term Bond. Lexington Natural Resources Trust and Lexington Emerging Markets Fund each currently consist of only one Portfolio.

Subaccounts and Portfolios may be added in the future. Contract values allocated to any of the Subaccounts will vary to reflect the investment performance of the corresponding Portfolio. The accompanying Prospectuses for the Funds describe the investment objectives and the attendant risks of the Funds. Contract values allocated to the Fixed Accumulation Option will accumulate on a fixed basis.

This Prospectus is designed to provide you with certain essential information that you should know before investing. A Statement of Additional Information
dated           , 1995 has been filed with the Securities and Exchange
Commission and is incorporated herein by reference. A Statement of Additional Information is available upon request from Zurich Life by writing or calling the address or telephone number listed above. A table of contents for the Statement of Additional Information is on page 23 of this Prospectus.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR THE KEMPER INVESTORS FUND, JANUS ASPEN SERIES, LEXINGTON NATURAL RESOURCES TRUST AND LEXINGTON EMERGING MARKETS FUND. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                            Page
                                                                                            -----
DEFINITIONS.................................................................................     1
SUMMARY.....................................................................................     2
SUMMARY OF EXPENSES.........................................................................     4
ZURICH LIFE, THE SEPARATE ACCOUNT AND THE FUNDS.............................................     5
FIXED ACCUMULATION OPTION...................................................................     9
THE CONTRACTS...............................................................................     9
CONTRACT CHARGES AND EXPENSES...............................................................    13
THE ANNUITY PERIOD..........................................................................    16
FEDERAL INCOME TAXES........................................................................    18
DISTRIBUTION OF CONTRACTS...................................................................    22
VOTING PRIVILEGES...........................................................................    22
REPORTS TO CONTRACT OWNERS AND INQUIRIES....................................................    22
DOLLAR COST AVERAGING.......................................................................    22
SYSTEMATIC WITHDRAWAL PLAN..................................................................    23
LEGAL PROCEEDINGS...........................................................................    23
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION......................................    23

DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

     Accumulation Period--The period between the Date of Issue of a Contract and the Annuity Date.

     Accumulation Unit--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period.

     Annuitant--The person designated to receive or who is actually receiving annuity payments and upon the continuation of whose life annuity payments involving life contingencies depend.

     Annuity Date--The date on which annuity payments are to commence.

     Annuity Option--One of several forms in which annuity payments can be made.

     Annuity Period--The period starting on the Annuity Date.

     Annuity Unit--A unit of measurement used to determine the amount of Variable Annuity payments.

     Beneficiary--The person designated to receive any benefits under a Contract upon the death of the Annuitant or the Owner prior to the Annuity Period.

     Contract--A Variable Annuity Contract offered by this Prospectus. With respect to a Contract issued on a group basis, the certificate issued to an individual shall be deemed for the purposes of this Prospectus to be a Contract.

     Contract Owner or Owner--The person designated in the Contract as having the privileges of ownership defined in the Contract.

     Contract Value--The sum of the values of the Owner's Contract interest in the Subaccount(s) of the Separate Account and the General Account.

     Contract Year--Period between anniversaries of the Date of Issue of a Contract, or with respect to a Contract issued on a group basis, the period between anniversaries of the date of issue of a certificate.

     Contract Quarter--Periods between quarterly anniversaries of the Date of Issue of the Contract, or with respect to a Contract issued on a group basis, the period between quarterly anniversaries of the date of issue of a certificate.

     Contribution Year--Each Contract Year in which a Purchase Payment is made and each succeeding year measured from the end of the Contract Year during which such Purchase Payment was made. For example, if a Contract Owner makes an initial payment of $15,000 and then makes a subsequent payment of $10,000 during the fourth Contract Year, the fifth Contract Year will be the fifth Contribution Year for the purpose of Accumulation Units attributable to the initial payment and the second Contribution Year with respect to Accumulation Units attributable to the subsequent $10,000 payment.

     Date of Issue--The date on which the first Contract Year commences.

     Debt--The principal of any outstanding loan from the General Account Contract Value, plus any accrued interest. Requests for loans must be made in writing to Zurich Life.

     Fixed Annuity--An annuity under which the amount of each annuity payment does not vary with the investment experience of a Subaccount and is guaranteed by Zurich Life.

     Fund or Funds--The Kemper Investors Fund, the Janus Aspen Series, the Lexington Natural Resources Trust and the Lexington Emerging Markets Fund, including any Portfolio thereunder.

     General Account--All the assets of Zurich Life other than those allocated to any Separate Account. Zurich Life guarantees a minimum rate of interest on Purchase Payments allocated to the General Account.

     General Account Contract Value--The value of the Owner's Contract interest in the General Account.

     Non-Qualified Plan Contract--A Contract issued in connection with a retirement plan which does not receive favorable tax treatment under
     Section 401, 403, 408 or 457 of the Internal Revenue Code.

     Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets. Portfolio is sometimes referred to herein as a Fund.

     Purchase Payments--Amounts paid to Zurich Life by or on behalf of a Contract Owner.

     Qualified Plan Contract--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code.

     Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the Zurich Life Variable Annuity Separate Account.

     Separate Account Contract Value--The sum of the Owner's Contract interest in the Subaccount(s).

     Subaccounts--The fourteen subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Portfolios.

     Subaccount Value--The value of the Owner's Contract interest in each Subaccount.

     Unitholder--The person holding the voting rights with respect to an Accumulation or Annuity Unit.

     Valuation Date--Each day when the New York Stock Exchange is open for trading, as well as each day otherwise required. (See "Accumulation Unit Value.")

     Valuation Period--The interval of time between two consecutive Valuation Dates.

     Variable Annuity--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which the Owner's Contract has an interest.

     Withdrawal Charge--The "contingent deferred sales charge" assessed against certain withdrawals of Accumulation Units in their first six Contribution Years or against certain annuitization of Accumulation Units in their first six Contribution Years.

     Withdrawal Value--Contract Value less Debt, and any premium tax payable if the Contract is being annuitized, minus any Withdrawal Charge applicable to that Contract.

                                    SUMMARY

The Contracts described in the Prospectus provide a way to invest on a tax-deferred basis and to receive annuity benefits in accordance with the annuity option selected and the retirement plan under which the Contract has been purchased. The Prospectus offers both Non-Qualified Plan and Qualified Plan Contracts. Zurich Life makes several underlying investment options, including fourteen variable Subaccounts and a Fixed Accumulation Option, available for the Contract Owner to pursue his or her investment objectives.

The minimum Purchase Payment for a Qualified Plan Contract is $50. However, so long as annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, a periodic payment for a Qualified Plan Contract under $50 will be accepted. The minimum initial Purchase Payment for a Non-Qualified Plan Contract is $2,500 and the minimum subsequent payment is $500. For a Non-Qualified Plan Contract a minimum of $500 in Contract Value must be allocated to an investment option before another investment option can be selected. For a Qualified Plan Contract, as long as contribution amounts to a new investment option from a payroll or salary reduction plan are equal to or greater than $50 per month, another such investment option may be selected. The maximum Purchase Payment for a Qualified Plan Contract is the maximum permitted under the plan pursuant to which the Contract is issued. (See "The Contracts," page 9.)

Zurich Life provides for variable accumulations and benefits under the Contracts by crediting purchase payments to one or more Subaccounts of the Separate Account as selected by the Contract Owner. Each Subaccount invests in one of the following corresponding Funds: the Kemper Investors Fund's Money Market, Total Return High Yield, Equity, Government Securities, International and Small Cap Portfolios; the Janus Aspen Series' Growth, Aggressive Growth, Worldwide Growth, Balanced and Short-Term Bond Portfolios; the Lexington Natural Resources Trust; and the Lexington Emerging Markets Fund. (See "The Funds" page 5.) The Contract Values allocated to the Separate Account will vary with the investment performance of the Portfolios and Funds selected by the Contract Owner.

Zurich Life also provides for fixed accumulations and benefits under the Contracts in the Fixed Accumulation Option of the General Account. Any portion of the purchase payment allocated to the Fixed Accumulation Option is credited with interest daily at a rate periodically declared by Zurich Life in its sole discretion, but not less than 3%. (See "Fixed Accumulation Option," page 9.)

The investment risk under the Contracts is borne by the Contract Owner, except to the extent that Contract Values are allocated to the Fixed Accumulation Option and are guaranteed to earn at least 3% interest.

Transfers between Subaccounts are permitted before and after annuitization, if allowed by the applicable retirement plan and subject to certain limitations. Restrictions apply to transfers out of the Fixed Accumulation Option. (See "Transfer During Accumulation Period" and "Transfer During Annuity Period," pages 11 and 16, respectively.)

No sales charge is deducted from any Purchase Payment. A Contract Owner may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of any charge. If the Contract Owner withdraws an amount in excess of 10% of the Contract Value less Debt in any Contract Year, the amount withdrawn in excess of 10% is subject to a contingent deferred sales charge ("Withdrawal Charge"). The Withdrawal Charge starts at 6% in the first Contribution Year and reduces by 1% each Contribution Year so that there is no charge in the seventh and later Contribution Years. (See "Withdrawal Charge," page 14.) The Withdrawal Charge also applies at the annuitization of Accumulation Units in their sixth Contribution Year or earlier, except as set forth under "Withdrawal Charge." However, in no event shall the aggregate Withdrawal Charges assessed against a Contract exceed 7.25% of the aggregate Purchase Payments made under the Contract. Please note that adverse tax consequences may occur with respect to certain withdrawals. (See "Tax Treatment of Withdrawals, Loans and Assignments," page 19.)

Zurich Life makes charges under the Contract for assuming the mortality and expense risk and administrative expenses under the Contract, for records maintenance, and for any applicable premium taxes. (See "Charges Against the Separate Account," page 13.) In addition, the advisers of the Funds deduct varying charges against the assets of the Funds for providing investment advisory services. (See the Funds' Prospectuses for such information.)

The Contracts may be purchased in connection with retirement plans which qualify either under Section 401 or 403(b) of the Internal Revenue Code of 1986, as amended (the "Code") or as individual retirement account plans established under
Section 408 of the Code. The Contracts are also available in connection with state and municipal deferred compensation plans and other entities qualified under Section 457 of the Code and under other deferred compensation arrangements, and are also offered under other retirement plans which may not qualify for similar tax advantages. (See "Non-Qualified Plan Contracts," page 18 and "Qualified Plans," page 19.)

A Contract Owner has the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to Zurich Life. Upon receipt by Zurich Life, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Contract Value. (See "The Contracts," page 9.)

--------------------------------------------------------------------------------
                              SUMMARY OF EXPENSES
--------------------------------------------------------------------------------
 CONTRACT OWNER TRANSACTION EXPENSES

  Sales Load Imposed on Purchases (as a percentage of Purchase Payments)...............................................   None
  Contingent Deferred Sales Load (as a percentage of amount surrendered)*
                                                              Year of Withdrawal After Purchase Payment
                                                              -------------------------------------
                                                                 First year............................................     6%
                                                                 Second year...........................................     5%
                                                                 Third year............................................     4%
                                                                 Fourth year...........................................     3%
                                                                 Fifth year............................................     2%
                                                                 Sixth year............................................     1%
                                                                 Seventh year and following............................     0%
  Surrender Fees.......................................................................................................   None
  Exchange Fee.........................................................................................................   None
  ANNUAL CONTRACT FEE (Records Maintenance Charge)**...................................................................    $36

                                                                            FUND ANNUAL EXPENSES
                                     (as percentage of each Portfolio's average net assets for the  period ended December 31, 1994)
      SEPARATE ACCOUNT ANNUAL                                              KINF     KINF    KINF                KINF
             EXPENSES                                                     MONEY    TOTAL    HIGH    KINF      GOVERNMENT
  (as a percentage of average daily                                       MARKET   RETURN   YIELD   EQUITY    SECURITIES
   account value)                                                        -------   -------  -----   -------  -----------
  Mortality and Expense                               Management Fees....   .50%     .55%    .60%     .60%       .55%
    Risk..................  1.20%
  Administration..........   .10%                     Other Expenses.....   .03      .06     .05      .06        .09
  Account Fees and                                                          ---      ---     ---      ---        ---
    Expenses..............     0%                     Total Portfolio
  Total Separate Account                               Annual Expenses...   .53%     .61%    .65%     .66%       .64%
    Annual Expenses.......  1.30%                                           ===      ===     ===      ===        ===

                                                                                            KINF                  JANUS      JANUS
                                                                               KINF        SMALL     JANUS     AGGRESSIVE  WORLDWIDE
                                                                           INTERNATIONAL    CAP    GROWTH***   GROWTH***   GROWTH***
                                                                           -------------   -----   ---------   ---------   ---------

                                                      Management Fees....       .75%        .65 %     .66%         .77%        .69%
                                                      Other Expenses.....       .18         .60       .22          .28         .49
                                                                                ---        ----       ---         ----        ----
                                                      Total Portfolio
                                                       Annual Expenses...       .93%       1.25%      .88%        1.05%       1.18%
                                                                                ===        ====       ===         ====        ====



                                                                                           JANUS      LEXINGTON   LEXINGTON
                                                                              JANUS      SHORT TERM    NATURAL    EMERGING
                                                                           BALANCED***    BOND***     RESOURCES    MARKETS
                                                                           -----------   ----------   ---------   ---------
                                                      Management Fees....       .83%           0%        1.00%        .85%
                                                      Other Expenses.....       .74          .65          .55         .45
                                                                               ----          ---         ----        ----

                                                      Total Portfolio
                                                       Annual Expenses...      1.57%         .65%        1.55%       1.30%****
                                                                               ====          ===         ====        ====

--------------------------------------------------------------------------------
                                    EXAMPLE
--------------------------------------------------------------------------------

                                                                           SUBACCOUNT          1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                                                                               ------  -------  -------  --------
  If you surrender your contract at the end of the applicable     Kemper Money Market             $83     $108     $134      $239
  time period:                                                    Kemper Total Return              84      111      138       248
    You would pay the following expenses on a $1,000 investment,  Kemper High Yield                84      112      140       252
    assuming 5% annual return on assets:                          Kemper Equity                    84      112      141       253
                                                                  Kemper Government Securities     84      111      139       250
                                                                  Kemper International             87      120      154       281
                                                                  Kemper Small Cap                 90      130       --        --
                                                                  Janus Growth                     86      119       --        --
                                                                  Janus Aggressive Growth          88      124       --        --
                                                                  Janus Worldwide Growth           89      128       --        --
                                                                  Janus Balanced                   93      139       --        --
                                                                  Janus Short-Term Bond            84      112       --        --
                                                                  Lexington Natural Resources      93      138       --        --
                                                                  Lexington Emerging Markets       90      131                 --
  If you do not surrender your contract:                          Kemper Money Market              21       65      111       239
    You would pay the following expenses                          Kemper Total Return              22       67      115       248
    on a $1,000 investment, assuming                              Kemper High Yield                22       69      117       252
    5% annual return on assets:                                   Kemper Equity                    22       69      118       253
                                                                  Kemper Government Securities     22       68      116       250
                                                                  Kemper International             25       77      132       281
                                                                  Kemper Small Cap                 28       87       --        --
                                                                  Janus Growth                     25       76       --        --
                                                                  Janus Aggressive Growth          26       81       --        --
                                                                  Janus Worldwide Growth           28       85       --        --
                                                                  Janus Balanced                   32       97       --        --
                                                                  Janus Short-Term Bond            22       69       --        --
                                                                  Lexington Natural Resources      31       96       --        --
                                                                  Lexington Emerging Markets       29       88                 --

--------------------------------------------------------------------------------

The purpose of the preceding table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner in a Subaccount will bear directly or indirectly. The table reflects expenses of both the Separate Account and the Fund. The example should not be considered to be a representation of past or future expenses and does not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. The example assumes a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

   * A Contract Owner may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of any charge. Under certain circumstances the contingent deferred sales load may be reduced or waived, including when certain annuity options are selected.
  ** Under certain circumstances the annual Records Maintenance Charge may be reduced or waived by Zurich Life.
 *** The expenses figures shown are net of certain expense waivers from Janus
     Capital Corporation. Without such waivers, Management Fees, Other Expenses and Total Portfolio Operating Expenses for the Portfolios for the fiscal year ended December 31, 1994 were: 1.00%, .22% and 1.22%, respectively, for the Growth Portfolio; 1.00%, .28% and 1.28%, respectively, for the Aggressive Growth Portfolio; 1.00%, .49% and 1.49%, respectively, for the Worldwide Growth Portfolio; 1.00%, .74% and 1.74%, respectively, for the Balanced Portfolio and 0.65%, 0.75% and 1.40%, respectively, for the Short-Term Bond Portfolio. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.
**** Annualized based on Fund inception of March 30, 1994.

                 ZURICH LIFE, THE SEPARATE ACCOUNT AND THE FUND

ZURICH LIFE INSURANCE COMPANY OF AMERICA

Zurich Life Insurance Company of America ("Zurich Life"), 1400 American Way, Schaumburg, Illinois 60173, was organized in 1960 and is a stock life insurance company organized under the laws of the State of Illinois. Zurich Life is a subsidiary of Zurich Insurance Company, a multinational insurance and financial services company headquartered in Zurich, Switzerland. Zurich Life offers life insurance and annuity products and is admitted to do business in the District of Columbia and all states except New York. Zurich Life's financial statements appear in the Statement of Additional Information.

THE SEPARATE ACCOUNT

Zurich Life established the Zurich Life Variable Annuity Separate Account (the "Separate Account") on December 13, 1995, as a separate investment account pursuant to Illinois law. The Separate Account is administered and accounted for as part of the general business of Zurich Life, but the income and capital gains or capital losses, whether or not realized, for assets allocated to the Separate Account are credited to or charged against the assets held in the Separate Account, without regard to any other income, capital gains or capital losses of any other separate account or arising out of any other business which Zurich Life may conduct. The benefits provided under the Contracts are obligations of Zurich Life. The assets of the Separate Account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business Zurich Life may conduct.

The Separate Account holds assets that are segregated from all of Zurich Life's other assets. The Separate Account is used to support the variable annuity contracts described herein. In addition, the Separate Account may support other variable annuity contracts offered by Zurich Life. The obligations to Contract Owners and beneficiaries arising under the Contracts are general corporate obligations of Zurich Life.

The Separate Account is currently divided into fourteen Subaccounts. Each Subaccount invests exclusively in shares of one of the corresponding Portfolios of the Funds. Additional Subaccounts may be added in the future.

The Separate Account will purchase and redeem shares from the Funds at net asset value. Zurich Life will redeem Fund shares as necessary to provide benefits, to deduct charges under the Contracts and to transfer assets from one Subaccount to another as requested by Contract Owners. All dividends and capital gains distributions received by the Separate Account from a Portfolio of the Funds will be reinvested in such Portfolio at net asset value and retained as assets of the corresponding Subaccount.

The Separate Account's financial statements appear in the Statement of Additional Information.

THE FUNDS

The Separate Account invests in shares of the Kemper Investors Fund, the Janus Aspen Series, the Lexington Natural Resources Trust and the Lexington Emerging Markets Fund, open-end management investment companies. Registration of the Funds with the Securities and Exchange Commission does not involve supervision of their management, investment practices or policies by the Commission. The Funds are designed to provide investment vehicles for variable life insurance and variable annuity contracts and, in the case of the Janus Aspen Series, certain qualified retirement plans. Shares of the Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to separate accounts of Zurich Life and its affiliates, shares of the Funds may be sold to separate accounts of insurance companies not affiliated with Zurich Life. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with Zurich Life, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently, neither Zurich Life nor the Funds foresee any such disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. Management of the Funds has an obligation to monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if Zurich Life believes that a Fund's response to any of those events or conflicts insufficiently protects the owners, it will take appropriate action on its own.

A Fund may consist of separate Portfolios. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

The investment objectives and policies of the Kemper Investors Fund Portfolios are summarized below:

KEMPER INVESTORS FUND

Money Market Portfolio: This Portfolio seeks to provide maximum current income to the extent consistent with stability of principal. It will maintain a dollar weighted average portfolio maturity of 90 days or less. This Portfolio pursues its objective of maximum income and stability of principal by investing in money market securities such as U.S. Treasury obligations, commercial paper, and certificates of deposit and bankers' acceptances of domestic and foreign banks, including foreign branches of domestic banks, and will enter into repurchase agreements.

Total Return Portfolio: This Portfolio seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks. The Portfolio's investments will normally consist of fixed-income and equity securities. Fixed-income securities will include bonds and other debt securities and preferred stocks, some of which may have a call on common stocks through attached warrants or a conversion privilege. Equity investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks; however the Portfolio may also make private placement investments (which are normally restricted securities).

High Yield Portfolio: This Portfolio seeks to provide a high level of current income by investing in fixed-income securities, including lower rated and unrated securities which may entail relatively greater risk of loss of income or principal but may offer a current yield or yield to maturity which is higher. Lower and unrated securities, (sometimes called "junk bonds") have widely varying characteristics and quality. The Portfolio invests in U.S. Government, corporate, and other notes and bonds paying high current income.

Equity Portfolio: This Portfolio seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation. Current income will not be a significant factor. This Portfolio's investments normally will consist of common stocks and securities convertible into or exchangeable for common stocks; however, it may also make private placement investments (which are normally restricted securities).

Government Securities Portfolio: This Portfolio seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities. The Portfolio will also invest in fixed-income securities other than U.S. Government securities, and will engage in options and financial futures transactions. The Portfolio may purchase or sell portfolio securities on a when-issued or delayed delivery basis. The Portfolio's current return is sought from interest income and net short-term gains on securities and options and futures transactions.

International Portfolio: This Portfolio seeks a total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities. While this Portfolio invests principally in equity securities of non-United States issuers, this Portfolio may also invest in convertible and debt securities of non-United States issuers and foreign currencies.

Small Cap Portfolio: This Portfolio seeks maximum appreciation of capital. At least 65% of its total assets normally will be invested in the equity securities of smaller companies, i.e., those having a market capitalization of $1 billion or less at the time of investment. Current income will not be a significant factor. This Portfolio's investments normally will consist primarily of common stocks and securities convertible into or exchangeable for common stocks and to a limited degree in preferred stock and debt securities.

The investment objectives of the Janus Aspen Series Portfolios, the Lexington National Resources Trust and the Lexington Emerging Markets Fund are summarized below:

JANUS ASPEN SERIES

Growth Portfolio: This Portfolio seeks long-term growth of capital by investing primarily in common stocks with an emphasis on companies with larger market capitalizations.

Aggressive Growth Portfolio: This Portfolio is a nondiversified portfolio that seeks long-term growth of capital by investing primarily in common stocks. The common stocks held by the Portfolio will normally have an average market capitalization between $1 billion and $5 billion.

Worldwide Growth Portfolio: This Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies.

Balanced Portfolio: This Portfolio seeks long-term growth of capital balanced by current income. The Portfolio normally invests 40-60% of its assets in equity securities selected for their growth potential and 40-60% in fixed-income securities.

Short-Term Bond Portfolio: This Portfolio seeks a high level of current income while minimizing interest rate risk by investing in shorter term fixed-income securities. Its average-weighted maturity is normally less than three years.

LEXINGTON NATURAL RESOURCES TRUST

This Fund seeks long-term growth of capital through investment primarily in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Current income will not be a factor. Total return will consist of capital appreciation.

LEXINGTON EMERGING MARKETS FUND

This Fund seeks long-term growth of capital primarily through investment in equity securities of companies domiciled in, or doing business in emerging countries and emerging markets.

                               ------------------

There is no assurance that any of the Funds or Portfolios will achieve its stated objective. More detailed information, including a description of risks involved in investing in each of the Subaccounts that invest in the Funds, may be found in the corresponding prospectus for the Fund, which must accompany or precede this Prospectus, and the Fund's Statement of Additional Information available upon request. Read the prospectus carefully before investing.

Kemper Financial Services, Inc. is the investment adviser for the seven Portfolios of the Kemper Investors Fund. Janus Capital Corporation is the investment adviser for the five available Portfolios of the Janus Aspen Series. Lexington Management Corporation is the investment adviser for the Lexington Natural Resources Trust and the Lexington Emerging Markets Fund. The investment advisers are paid fees for their services by the Funds they manage. Zurich Life may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.

For their advisory services to the Portfolios, the advisers receive compensation at the following rates:

KEMPER INVESTORS FUND

Kemper Financial Services, Inc. receives compensation monthly at annual rates equal to .50 of 1%, .55 of 1%, .60 of 1%, .60 of 1%, .55 of 1%, .75 of 1% and
 .65 of 1% of the average daily net asset values of the Money Market Portfolio, the Total Return Portfolio, the High Yield Portfolio, the Equity Portfolio, the Government Securities Portfolio, the International Portfolio, and the Small Cap Portfolio, respectively.

JANUS ASPEN SERIES

Janus Capital Corporation receives a monthly advisory fee for the Growth Portfolio, the Aggressive Growth Portfolio, the Worldwide Growth Portfolio and the Balanced Portfolio based on the following schedule (expressed as an annual rate):

                                   AVERAGE DAILY NET
                                  ASSETS OF PORTFOLIO                 ANNUAL RATE
                                 ---------------------                -----------
                    First $30,000,000..............................       1.00%
                    Next $270,000,000..............................        .75%
                    Next $200,000,000..............................        .70%
                    Over $500,000,000..............................        .65%

However, Janus Capital Corporation has agreed to reduce each of the above Portfolios' advisory fees to the extent that such fee exceeds the effective rate of a fund managed by Janus Capital Corporation with similar investment objective and policies.

Janus Capital Corporation receives a monthly advisory fee for the Short-Term Bond Portfolio based on the following advisory fee schedule (expressed as an annual rate): .65% of the first $300,000,000 of the average daily net assets plus .55% of the average daily net assets in excess of $300,000,000.

LEXINGTON NATURAL RESOURCES TRUST

Lexington Management Corporation receives a monthly investment advisory fee at the annual rate of 1.00% of the Fund's average net assets.

LEXINGTON EMERGING MARKETS FUND

Lexington Management Corporation receives a monthly investment advisory fee at the annual rate of 0.85% of the Fund's average net assets.

CHANGE OF INVESTMENTS

Zurich Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. Zurich Life reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Separate Account. Zurich Life will not substitute any shares attributable to a Contract Owner's interest in a Subaccount of the Separate Account without notice to the Contract Owner and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Contract Owners.

Zurich Life also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Zurich Life, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing Contract Owners as determined by Zurich Life. Zurich Life may also eliminate or combine one or more subaccounts, transfer assets, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax, or investment conditions warrant. Zurich Life will notify all Contract Owners of any such changes.

If deemed by Zurich Life to be in the best interests of persons having voting privileges under the Policy, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other Zurich Life separate accounts. To the extent permitted by law, Zurich Life may also transfer the assets of the Separate Account associated with the Contract to another separate account, or to the General Account.

PERFORMANCE INFORMATION

From time to time, the Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise "average annual total return" and "total return," except "average annual total return" is not shown for the Kemper Money Market Subaccount. The Kemper High Yield Subaccount, the Kemper Government Securities Subaccount and the Janus Short-Term Bond Subaccount may also advertise "yield." The Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of the future performance of a Subaccount. Average annual total return and total return calculations measure the net income of a Subaccount plus the effect of any realized or unrealized appreciation or depreciation of the underlying investments in the Subaccount for the period in question. Average annual total return will be quoted for periods of at least one year, five years if applicable, and the life of Subaccount, ending with the most recent calendar quarter. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Subaccount over the applicable period. Total return figures are not annualized and represent the actual percentage change over the applicable period. Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Kemper Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period which is compounded on a semi-annual basis. The effective yield for the Kemper Money Market Subaccount is calculated similarly but includes the effect of assumed compounding calculated under rules prescribed by the Securities and Exchange Commission. The Kemper Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect. The Subaccounts' units are sold at Accumulation Unit value. The Subaccounts' performance figures and Accumulation Unit values will fluctuate. Units of the Subaccounts are redeemable by an investor at

Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first six years after purchase may be subject to a Withdrawal Charge that ranges from 6% the first year to 0% after six years; however, the aggregate Withdrawal Charge will not exceed 7.25% of aggregate Purchase Payments under the Contract. Yield, effective yield and total return figures do not include the effect of any Withdrawal Charge that may be imposed upon the redemption of units, and thus may be higher than if such charges were deducted. Average annual total return figures include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period in question. Additional information concerning a Subaccount's performance appears in the Statement of Additional Information. The Subaccounts may provide comparative information with regard to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Standard and Poor's Midcap Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the NASDAQ Composite, U.S. Treasury Obligations, Russell 2000 Index, the Lehman Brothers Government and Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Lehman Brothers Long Government/Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index, the CDA Mutual Fund--International Index, the Morgan Stanley Capital International Europe, Australia, Far East Index and the Morgan Stanley International World Index and may provide Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates and Micropad performance analysis rankings. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, Registered Representative, Investment Advisor and VARDS.

                           FIXED ACCUMULATION OPTION

Contributions under the fixed portion of the Contract and transfers to the fixed portion become part of the General Account of the insurance company, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the General Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts and Zurich Life has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed portion. Disclosures regarding the fixed portion of the Contract and the General Account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The Contracts offer a Fixed Accumulation Option (the General Account) under which Zurich Life allocates payments to its General Account and pays a fixed interest rate for stated periods. This Prospectus describes only the element of the Contract pertaining to the Separate Account except where it makes specific reference to fixed accumulation and annuity elements.

The Contracts guarantee that payments allocated to the General Account will earn a minimum fixed interest rate of 3%. Zurich Life, at its discretion, may credit interest in excess of 3%. Zurich Life reserves the right to change the rate of excess interest credited as provided under the terms of the Contract. Zurich Life also reserves the right to declare separate rates of excess interest for Purchase Payments or amounts transferred at designated times, with the result that amounts at any given designated time may be credited with a higher or lower rate of excess interest than the rate or rates of excess interest previously credited to such amounts and Purchase Payments paid or amounts transferred at any other designated time.

                                 THE CONTRACTS

A. GENERAL INFORMATION.

This Prospectus offers interests in both Qualified Plan Contracts and Non-Qualified Plan Contracts. The minimum Purchase Payment for a Qualified Plan is $50. However, so long as annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, a periodic payment under $50 will be accepted. The maximum annual amount of Purchase Payments may be limited by the provisions of the retirement plan pursuant to which the Contract has been purchased. For a Non-Qualified Plan Contract the minimum initial Purchase Payment is $2,500 and the minimum subsequent payment is $500. An initial allocation of less than $500 may be made to the General Account or to a Subaccount, or to the General Account and one Subaccount. For a Non-Qualified Plan, no subsequent allocations of Purchase Payments may be made to any additional Subaccount until allocations total at least $500 to each Subaccount in which the Contract has an interest. For a Qualified Plan Contract, as long as annualized contribution amounts to a new Subaccount from a payroll or salary reduction plan are equal to or greater than $25 per month, allocations to another such Subaccount may be made.

Zurich Life may at any time amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

A Contract Owner is allowed a "free look" period (generally 10 days, subject to state variation) after receiving the Contract, to review it and decide whether or not to keep it. If the Contract Owner decides to return the Contract, it may be cancelled by delivering or mailing it to Zurich Life. Upon receipt by Zurich Life, the Contract will be cancelled and a refund will be made. The amount of the refund will depend on the state in which the Contract is issued; however, it generally will be an amount at least equal to the Contract Value on the date of receipt by Zurich Life, without any deduction for withdrawal charges or Records Maintenance charges. However, in some states applicable law requires that the amount of the Purchase Payment be returned.

During the Accumulation Period, the Contract Owner may assign the Contract or change a Beneficiary at any time by filing such assignment or change with Zurich Life's home office at 1400 American Way, Schaumburg, Illinois 60173. No assignment or Beneficiary change shall be binding on Zurich Life until received by Zurich Life. Zurich Life assumes no responsibility for the validity of such assignment or Beneficiary change. An assignment may subject the Owner to immediate tax liability. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

Amounts payable during the Annuity Period may not be assigned or encumbered and, to the extent permitted by law, are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations.

The original Beneficiary may be named in the application for the Contract. If a Beneficiary is not named, or if no named Beneficiary survives the Annuitant, the Beneficiary shall be the Annuitant's or Owner's estate.

Assignment of interest in the Contract or change of Beneficiary designation under a Qualified Plan Contract may be prohibited by the provisions of the applicable plan.

B. THE ACCUMULATION PERIOD.

1. APPLICATION OF PURCHASE PAYMENTS.

Purchase Payments are allocated to the Subaccount(s) or General Account as selected by the Contract Owner. The amount of each Purchase Payment credited to a Subaccount will be based on the next computed value of an Accumulation Unit following receipt of payment in proper form by Zurich Life. The value of an Accumulation Unit is determined when the net asset values of the Portfolios of the Funds are calculated, which is generally at 3:00 p.m. Chicago time (11:00 a.m. and 3:00 p.m. Chicago time for the Kemper Money Market Portfolio) on each day that the New York Stock Exchange is open for trading. Purchase Payments allocated to the General Account will begin earning interest one day after receipt in proper form. However, with respect to initial Purchase Payments, the amount will be credited only after an affirmative determination by Zurich Life to issue the Contract, but no later than the second day following receipt of the Purchase Payment. After the initial purchase, the number of Accumulation Units credited is determined by dividing the Purchase Payment amount allocated to a Subaccount by the Accumulation Unit value which is next computed following receipt by Zurich Life of any Purchase Payment in good funds. Purchase Payments will not be received except on those days when the New York Stock Exchange is open for trading.

The number of Accumulation Units will not change because of a subsequent change in value. The dollar value of an Accumulation Unit will vary to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount other than the Records Maintenance Charge. The number of Accumulation Units will be reduced upon assessment of the Records Maintenance Charge.

If Zurich Life has not been provided with information sufficient to establish a Contract or to properly credit such Purchase Payment, it will promptly request that the necessary information be furnished. If the requested information is not furnished within five (5) business days of initial receipt of the Purchase Payment, or if Zurich Life determines that it cannot otherwise issue the Contract within the five (5) day period, the Purchase Payment will be returned to the Owner.

2. ACCUMULATION UNIT VALUE.

Each Subaccount has an Accumulation Unit value under the Contracts. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are purchased based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner.

The Accumulation Unit value for each subsequent Valuation Period is the investment experience factor for that period multiplied by the Accumulation Unit value for the immediately preceding period. Each Valuation Period has a single Accumulation Unit value which is applied to each day in the period.

Each Subaccount has its own investment experience factor. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

The investment experience factor of a Subaccount for a Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) is the net result of:

         a. the net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus

         b. the per share amount of any dividend or capital gain distributions made by the investments held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

         c. a charge or credit for any taxes reserved for the current Valuation Period which Zurich Life determines to have resulted from the investment operations of the Subaccount;

     (2) is the net asset value per share of the investment held in the Subaccount, determined at the end of the last prior Valuation Period;

     (3) is the factor representing the mortality and expense risk and administrative cost charge stated in the Contract for the number of days in the Valuation Period.

3. CONTRACT VALUE.

Separate Account Contract Value on any Valuation Date can be determined by multiplying the total number of Accumulation Units credited to the Contract for a Subaccount by the value of an Accumulation Unit for that Subaccount on that Valuation Date, then adding the values of the Owner's Contract interest in each Subaccount in which the Contract is participating. That amount, when added to the Owner's Contract interest in the General Account, equals the Contract Value.

4. TRANSFER DURING ACCUMULATION PERIOD.

During the Accumulation Period, a Contract Owner may transfer the Contract Value among the Subaccounts and the Fixed Accumulation Option subject to the following provisions: (i) No transfer can be made until the initial Purchase Payment has been in a Subaccount or the General Account for fifteen days; (ii) Once all or part of the Owner's Separate Account Contract Value has been transferred to the General Account or from one Subaccount to another Subaccount another transfer may not be made within the next fifteen day period; (iii) Once all or part of the Owner's General Account Contract Value has been transferred to a Subaccount another transfer may not be made within the next fifteen day period; and (iv) The General Account Contract Value, less Debt, may be transferred one time during the Contract Year to one or more Subaccounts in the thirty day period following an anniversary of a Contract Year or the thirty day period following the date of the confirmation statement provided for the period through the anniversary date, if later.

Zurich Life will make transfers pursuant to proper written or telephone instructions which specify in detail the requested changes. Before telephone transfer instructions will be honored by Zurich Life, a telephone transfer authorization must be completed by the Contract Owner. The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Contract Owner's remaining Contract interest in a Subaccount or the General Account, from which amounts are to be transferred, would be less than $500 after such transfer. Transfers involving a Subaccount will be based upon the Accumulation Unit values next determined following receipt of valid, complete transfer instructions by Zurich Life. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). Zurich Life disclaims all liability for acting in good faith in following instructions which are given in accordance with procedures established by Zurich Life, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, a Contract Owner would bear the risk of loss in the event of a fraudulent telephone transfer.

5. WITHDRAWAL DURING ACCUMULATION PERIOD.

The Contract Owner may redeem all or a portion of the Contract Value less Debt and previous withdrawals. Contract Owners should be aware that such withdrawals may, under certain circumstances, be subject to adverse tax consequences under the Internal Revenue Code. (See "Tax Treatment of Withdrawals, Loans and Assignments.") A withdrawal of the entire Contract Value is called a surrender.

A Contract Owner may withdraw up to 10% of the Contract Value less Debt in any Contract Year without assessment of any charge. If the Contract Owner withdraws an amount in excess of 10% of the Contract Value in any Contract Year, the amount withdrawn in excess of 10% is subject to a Withdrawal Charge. The Withdrawal Charge starts at 6% in the first Contribution Year and reduces by 1% each Contribution Year, so that there is no charge against Accumulation Units withdrawn in their seventh and later Contribution Years. However, in no event shall the aggregate Withdrawal Charges assessed against a Contract exceed 7.25% of the aggregate Purchase Payments made under the Contract.

In the case of a Contract invested other than solely in one Subaccount, a Contract Owner requesting a partial withdrawal must specify what portion of the Owner's Contract interest is to be redeemed. If a Contract Owner does not specify what portion of the Owner's Contract interest is to be redeemed, Zurich Life will redeem Accumulation Units from all Subaccounts in which the Contract Owner has an interest and the General Account. The number of Accumulation Units redeemed from each Subaccount and the amount redeemed from the General Account will be in approximately the proportion which the Owner's Contract interest in each Subaccount and in the General Account bears to the Contract Value. In all cases, the Accumulation Units attributable to the earliest Contribution Years will be redeemed first.

The Contract Owner may request a partial withdrawal subject to the following conditions:

     (1) The amount requested must be at least $500, or the Owner's entire interest in the Subaccount or the General Account from which withdrawal is requested.

     (2) The Owner's Contract interest in the Subaccount, or the General Account from which the withdrawal is requested must be at least $500 after the withdrawal is completed.

Election to withdraw shall be made in writing to Zurich Life at its home office at 1400 American Way, Schaumburg, Illinois 60173 and should be accompanied by the Contract if the request is for a surrender. Withdrawal requests will not be received except on Zurich Life business days which are those days when the New York Stock Exchange is open for trading. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values next computed following receipt of the request in proper order. The Withdrawal Value attributable to the Subaccounts will be paid within seven (7) days after the date a proper written request is received by Zurich Life at its home office provided, however, that Zurich Life may suspend the right of withdrawal or delay payment more than seven (7) days (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets a Portfolio of the Funds normally utilizes is restricted or an emergency exists as determined by the Securities and Exchange Commission, so that disposal of the Subaccount's investments or determination of its Accumulation Unit value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit for the protection of Contract Owners or Unitholders.

6. DEATH BENEFIT.

If the Annuitant dies during the Accumulation Period, prior to attaining age 75, the Contract Value less Debt as computed at the end of the Valuation Period next following receipt by Zurich Life of due proof of death and the return of the Contract, or the total amount of Purchase Payments less Debt, whichever is greater, will be paid to the designated Beneficiary. If a Contract has been subject to any partial withdrawal, the death benefit will be the greater of (a) the Contract Value less Debt or (b) the total amount of Purchase Payments, less both Debt and the aggregate dollar amount of all previous partial withdrawals. If death occurs at age 75 or later, the death benefit will be the Contract Value less Debt. The Owner or Beneficiary, as appropriate, may elect to have all or a part of the death proceeds paid to the Beneficiary under one of the Annuity Options described under "Annuity Options" below.

For Non-Qualified Plan Contracts, if the Owner is not the Annuitant and the Owner dies before the Annuitant, the death benefit will be paid to the designated Beneficiary. The death benefit is determined as stated above, except that the age of the Owner at death is used in determining the amount payable. If the Beneficiary is the surviving spouse of the Owner, the surviving spouse may elect to be treated as the successor Owner of the Contract with no requirement to begin Death Benefit distribution. The issue age of the deceased Owner applies in computing the Death Benefit, payable at the death of a spouse who has elected to be treated as the successor Owner.

7. LOANS.

The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or as a qualified plan under Section 401 of the Code may request a loan any time during the accumulation period. Loans are made from the General Account and are limited to the General Account Contract Value minus any withdrawal charge that would apply to the Contract Value and minus interest on the loan for the remainder of the Contract Year. In addition, loans may not exceed 50% of the Contract Value, or, if less, $50,000. The minimum loan is $1,000.

For non-ERISA loans, the loan interest rate is 5.5% per year. For loans issued under ERISA plans, the loan interest rate will vary based on current rates. Interest that is not paid when due is added to the loan and will bear interest at the same rate as the loan. While the loan is outstanding, the portion of the General Account Contract Value that equals the debt will earn interest at a rate 2.5% less than the loan rate.

Loans must be repaid in substantially equal quarterly payments within 5 years. Loans used to purchase the principal residence of the Owner must be repaid within 30 years.

If a loan payment is not made when due, interest will continue to accrue. On 403(b) Contracts, to the extent permitted by law, the amount of the defaulted payment plus accrued interest will be deducted from the Contract and paid to Zurich Life. Any loan payment which is not made when due, plus interest, will be treated as a distribution as permitted by law, may be taxable to the borrower, and may be subject to early withdrawal tax penalty.

If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. Any loans made under a Contract will be subject to administrative procedures then in effect as reflected under the loan agreement used by Zurich Life.

                         CONTRACT CHARGES AND EXPENSES

Charges and deductions under the Contracts are made for Zurich Life's assumption of mortality and expense risk and administrative expenses, and for an annual Records Maintenance Charge. Subject to certain expense limitations, investment management fees and other expenses of the Funds are indirectly borne by the Contract Owner. Zurich Life will deduct state premium taxes from Contract Value when paid by Zurich Life. Where applicable, the dollar amount of state premium taxes previously paid or paid upon annuitization by Zurich Life will be charged back against the Contract Value when and if the Contract is annuitized. Additionally, where applicable, a Withdrawal Charge may be assessed by Zurich Life in the event of early withdrawal or early annuitization.

A. CHARGES AGAINST THE SEPARATE ACCOUNT.

During the Accumulation Period and the Annuity Period, Zurich Life assesses that portion of each Subaccount representing assets under Periodic Payment Contracts with a daily asset charge for mortality and expense risks and administrative costs, which amounts to an aggregate of one and three-tenths percent (1.30%) per annum (consisting of approximately .85% for mortality risks, approximately .35% for expense risks and approximately .10% for administrative costs). The administrative charge is intended to cover the average anticipated administrative expenses to be incurred over the period the Contracts are in force. With an administrative charge based on a percentage of assets, however, there is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular account. Additionally, Zurich Life deducts an annual Records Maintenance Charge of $36 (assessed ratably each quarter) for each Contract as described below. The Records Maintenance Charge is not assessed during the Annuity Period.

These charges may be decreased by Zurich Life without notice but may not exceed the rate or amount shown above. If the daily asset charge for mortality and expense risks is insufficient to cover the risks and costs, any loss or deficiency will fall on Zurich Life. Conversely, if the charges prove more than sufficient, the gain will accrue to Zurich Life, creating a profit which would be available for any proper corporate purpose including, among other things, payment of distribution expenses.

1. RECORDS MAINTENANCE CHARGE.

Zurich Life will assess an annual Records Maintenance Charge of $36 (assessed ratably each quarter) during the Accumulation Period against each Contract which has participated in one or more of the Subaccounts during the calendar year whether or not any Purchase Payments have been made during the year. This charge is to reimburse Zurich Life for expenses incurred in establishing and maintaining the records relating to a Contract. This charge has been set at a level not greater than its costs. A portion of the Records Maintenance Charge will be deducted at the end of each calendar quarter and will constitute a reduction in the net assets of each Subaccount.

At any time the Records Maintenance Charge is assessed, an equal portion of the applicable charge will be assessed against each Subaccount in which the Contract is participating and a number of Accumulation Units sufficient to equal the proper portion of the charge will be redeemed from each Subaccount, or from the General Account Contract Value only if necessary to meet the assessment.

2. MORTALITY RISK.

Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses incurred by Zurich Life.

The mortality risk assumed by Zurich Life arises from two contractual obligations. First, in case of the death of the Contract Owner or of the Annuitant prior to the Annuitant's 75th birthday, and prior to the Annuity Date, Zurich Life will return to the Beneficiary the Contract Value minus Debt, or the total amount of Purchase Payments minus Debt, whichever is greater. If a Contract has been subject to a partial withdrawal, the death benefit shall be the greater of (a) Contract Value minus Debt, or (b) the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all previous partial withdrawals. The second contractual obligation assumed by Zurich Life is to continue to make annuity payments to each Annuitant for the entire life of the Annuitant under Annuity Options involving life contingencies.

The latter assures each Annuitant that neither the Annuitant's own longevity nor an improvement in life expectancy generally will have an adverse effect on the annuity payments received under a Contract.

3. EXPENSE RISK.

Zurich Life also assumes the risk that all actual expenses involved in administering the Contracts including Contract maintenance costs, administrative costs, data processing costs and costs of other services may exceed the amount recovered from the Records Maintenance Charge or the amount recovered from the administrative cost portion of the daily asset charge.

4. ADMINISTRATIVE COSTS.

The daily asset charge for administrative costs is imposed to reimburse Zurich Life for the expenses it incurs for administering the Contracts, which include, among other things, responding to Contract Owner inquiries, processing changes in Purchase Payment allocations and providing reports to Contract Owners.

B. WITHDRAWAL CHARGE.

No sales charge is deducted from any Purchase Payment. However, a contingent deferred sales charge ("Withdrawal Charge") will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, and other promotion and acquisition expenses. Also, withdrawals (which may include certain loans) may be subject to certain adverse tax consequences. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

A Contract Owner may withdraw up to 10% of the Contract Value less Debt determined at the time the withdrawal is requested in any Contract Year without assessment of any charge. If the Contract Owner withdraws an amount in excess of 10% of the Contract Value in any Contract Year, the amount withdrawn in excess of 10% subjects the Contract to a Withdrawal Charge. The Withdrawal Charge starts at 6% in the first Contribution Year and reduces by

1% each Contribution Year, so that there is no charge against Accumulation Units withdrawn or annuitized in their seventh and later Contribution Years as shown below:

 YEAR OF
WITHDRAWAL
  AFTER
PURCHASE                                     WITHDRAWAL
 PAYMENT                                       CHARGE
---------                                    ----------
First.........................................   6%
Second........................................   5%
Third.........................................   4%
Fourth........................................   3%
Fifth.........................................   2%
Sixth.........................................   1%
Seventh and following.........................   0%

When a withdrawal is requested, the recipient will receive a check in the amount requested. To the extent that any Withdrawal Charge is applicable, the Contract Value will be reduced by the amount of the Withdrawal Charge in addition to the actual dollar amount sent to the Owner.

Because the Contribution Years are Contract Years in which a Purchase Payment is made, Contract Owners may be subject to a Withdrawal Charge as indicated above, even though the Contract may have been issued many years earlier. However, in no event shall the aggregate Withdrawal Charges assessed against a Contract exceed 7.25% of the aggregate Purchase Payments made under the Contract. (For additional details, see "Withdrawal During Accumulation Period.")

The Withdrawal Charges are intended to compensate Zurich Life for expenses in connection with distribution of the Contracts. Under current assumptions, Zurich Life anticipates Withdrawal Charges will not fully cover distribution expenses. To the extent that distribution expenses are not recovered from Withdrawal Charges, those expenses may be recovered from Zurich Life's general assets. Those assets may include proceeds from the mortality and expense charge described above.

The Withdrawal Charge also applies at the time of annuitization to amounts attributable to Accumulation Units in their sixth Contribution Year or earlier. The amount annuitized is subject to the Withdrawal Charge, as applicable. There shall be no Withdrawal Charge assessed upon annuitization so long as annuity payments provide for payment under Annuity Options 2, 3 or 4, or payments under Annuity Option 1 are scheduled to continue for at least five years. For Qualified Plan Contracts, Withdrawal Charges will be waived if a Contract is surrendered in the sixth Contract Year or later when the Annuitant is at least 59 1/2 years old at the time of such surrender.

The Withdrawal Charge may be reduced or eliminated, but only to the extent KILICO anticipates that it will incur lower sales expenses or perform fewer services because of economies arising from the size of the particular group, the average contribution per participant, or the use of mass enrollment procedures. Units of a Subaccount sold to officers, directors and employees of Zurich Life or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons may be withdrawn without any Withdrawal Charge.

C. FUND INVESTMENT MANAGEMENT FEE AND OTHER EXPENSES.

The net asset value of each of the Portfolios of the Funds reflects investment management fees and certain general operating expenses already deducted from the assets of the Portfolios. Subject to certain limitations, these fees and expenses are indirectly borne by the Contract Owners. Investment management fees are described beginning on page 9. Further detail about fees and expenses of the Portfolios is provided in the attached Prospectuses for the Funds and in the Funds' Statements of Additional Information.

D. STATE PREMIUM TAXES.

Certain state and local governments impose a premium tax ranging from 0% to 3.5% on the amount of Purchase Payments. Where applicable, the dollar amount of state premium taxes previously paid or payable upon annuitization by Zurich Life may be charged against the Contract Value if not previously assessed, when and if the Contract is annuitized. See "Appendix--State Premium Tax Chart" in the Statement of Additional Information.

                               THE ANNUITY PERIOD

Contracts may be annuitized under one of several Annuity Options. Annuity payments will begin on the Annuity Date under the Annuity Option selected by the Owner.

1. ANNUITY PAYMENTS.

Annuity payments will be determined on the basis of (i) the annuity table specified in the Contract, (ii) the Annuity Option selected, and (iii) the investment performance of the Subaccount selected. The Annuitant receives the value of a fixed number of Annuity Units each month. The value of an Annuity Unit will reflect the investment performance of the Subaccounts selected, and the amount of each annuity payment will vary accordingly. Annuity payments may be subject to a Withdrawal Charge if made within the sixth Contribution Year or earlier. If the Owner elects an annuity which provides either an income benefit period of five years or more, or a benefit under which payment is contingent upon the life of the payee(s), any applicable Withdrawal Charges will be waived.

2. ANNUITY OPTIONS.

The Contract Owner may elect to have annuity payments made under any one of the Annuity Options specified in the Contract and described below. The Contract Owner may decide at any time (subject to the provisions of any applicable retirement plan) to commence annuity payments. A change of Annuity Option is permitted if made before the date annuity payments are to commence. For a Non-Qualified Plan Contract, if no other Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below with a ten (10) year period certain. For a Qualified Plan Contract, if no other Annuity Option is elected, monthly annuity payments will be made in the form of a qualified joint and survivor annuity with a monthly income at two-thirds of the full amount payable during the lifetime of the surviving payee. Generally, annuity payments will be made in monthly installments. However, if the net proceeds available to apply under an Annuity Option are less than $2,000, Zurich Life shall have the right to pay the annuity in one lump sum. In addition, if the first payment provided would be less than $25, Zurich Life shall have the right to change the frequency of payments to quarterly, semiannual or annual intervals resulting in an initial payment of at least $25.

The amount of periodic annuity payments will depend upon (a) the type of annuity option selected; (b) the age of the payee; and (c) the investment experience of the Subaccounts selected. For example, if the annuity option selected is income for a specified period, the shorter the period selected the fewer payments will be made and those payments will have a higher value. If the annuity option selected is life income, it is likely the payments will be in a smaller amount than income for a short specified period. If an individual selects the life income with installments guaranteed option, the payments will probably be in a smaller amount than for the life income option. If an individual selects the joint and survivor annuity option, the payments will be smaller than those measured by an individual life income option. The age of the payee will also influence the amount of periodic annuity payments because presumably the older the payee, the shorter the life expectancy and the larger the payments. Finally, if the Contract Owner participates in a Subaccount with higher investment performance, it is likely the Contract Owner will receive a higher periodic payment.

For Non-Qualified Plan Contracts, if the Owner dies before the Annuity Date, Annuity Options which may be elected are limited. The Annuity Options available are (a) Option 2 or (b) Option 1 or 3 for a period no longer than the life expectancy of the Beneficiary. If the Beneficiary is not an individual, the entire interest must be distributed within 5 years of the Owner's death. The Death Benefit distribution must begin no later than one year from the Owner's death or such later date as prescribed by federal regulation.

Option 1--Income for Specified Period.

An annuity payable monthly for a selected number of years ranging from five to thirty. Upon the payee's death, if the Beneficiary is a natural person, Zurich Life will automatically continue payments for the remainder of the certain period to the Beneficiary. If the Beneficiary is either an estate or trust, Zurich Life will pay a commuted value of the remaining payments. Variable Annuity payments under Option 1 reflect the payment of the mortality and expense risk charge, even though there is no life contingency risk associated with Option 1.

Option 2--Life Income.

An annuity payable monthly during the lifetime of the payee, terminating with the last monthly payment due prior to the death of the payee. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

Option 3--Life Income with Installments Guaranteed.

An annuity payable monthly during the lifetime of the payee with the provision that if, at the death of the payee, payments have been made for less than five, ten, fifteen or twenty years as elected, and the Beneficiary is a natural person, Zurich Life will automatically continue payments for the remainder of the elected period to the Beneficiary. If the Beneficiary is either an estate or trust, Zurich Life will pay a commuted value of the remaining payments.

Option 4--Joint and Survivor Annuity.

An annuity payable monthly while both payees are living. Upon the death of either payee, the monthly income payable will continue during the lifetime of the surviving payee at the percentage of such full amount chosen at the time of election of this Option. Annuity payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

Payees under Option 1 by written notice to Zurich Life may cancel all or part of the remaining payments due and receive that part of the remaining value of the Contract.

3. ALLOCATION OF ANNUITY.

The Contract Owner may elect to have payments made on a fixed or variable basis, or a combination of both. An Owner may exercise the transfer privilege during the Accumulation Period for the purposes of such allocation. Any General Account Contract Value will be annuitized on a fixed basis. Any Separate Account Contract Value will be annuitized on a variable basis. Transfers during the Annuity Period are permitted subject to stated limitations.

4. TRANSFER DURING ANNUITY PERIOD.

During the Annuity Period, the payee may transfer the value of the payee's Contract interest in a Subaccount(s) to another Subaccount or to the General Account by written request to Zurich Life subject to the following limitations:

     a. No transfer to a Subaccount may be made during the first year of the Annuity Period; subsequent transfers are limited to one per year during the Annuity Period.

     b. A Contract's entire interest in a Subaccount must be transferred.

     c. A transfer to a Subaccount, if notice to Zurich Life is received more than seven (7) days prior to any annuity payment date, shall be effective during the Valuation Period next succeeding the date such notice is received. If received fewer than seven (7) days before any annuity payment date, the transfer shall be effective during the Valuation Period next succeeding that annuity payment date.

     d. A transfer to the General Account may be made effective only on an anniversary of the first Annuity Date and upon not less than thirty (30) days prior written notice to Zurich Life.

The Annuity Unit value of a Subaccount shall be determined as of the end of the Valuation Period next preceding the effective date of the transfer. The transfer privilege may be suspended, modified or terminated at any time (subject to state requirements). Payees should consider the appropriateness of each Subaccount's investment objectives and risks as an investment during the Annuity Period.

5. ANNUITY UNIT VALUE.

The value of an Annuity Unit is determined independently for each of the Subaccounts.

For each Subaccount, the Annuity Unit value for any Valuation Period is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated, and multiplying the result by an interest factor which offsets the effect of the assumed investment earnings rate of 2.5% per annum which is assumed in the annuity tables contained in the Contract.

The net investment factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

     (a) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the current Valuation Period, plus or minus the per share charge or credit for taxes reserved.

     (b) Is the value of an Accumulation Unit for the applicable Subaccount as of the end of the immediately preceding Valuation Period, plus or minus the per share charge or credit for taxes reserved.

6. FIRST PERIODIC PAYMENT.

At the time annuity payments begin, the value of the Owner's Contract interest is determined by multiplying the applicable Accumulation Unit values at the end of the Valuation Period immediately preceding the date the first annuity payment is due by the respective number of Accumulation Units credited to the Owner's Contract interest as of the end of such Valuation Period, less the dollar amount of premium taxes not previously deducted, if applicable, and less the amount of the Withdrawal Charge, if applicable.

There is no withdrawal charge assessed so long as annuity payments provide for payments under Annuity Options 2, 3 or 4 or payments under Annuity Option 1 are scheduled to continue for at least five years.

The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable annuity table by the number of thousands of dollars of Contract Value less deduction for Debt and premium taxes, if applicable.

A 2.5% per annum assumed investment rate is built into the annuity tables contained in the Contracts. If the actual net investment rate exceeds 2.5% per annum, payments will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 2.5% per annum, annuity payments will decrease.

7. SUBSEQUENT PERIODIC PAYMENTS.

The amount of the second and subsequent annuity payments is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the Valuation Period next preceding the date on which each annuity payment is due. The dollar amount of the first annuity payment as determined above is divided by the Annuity Unit value as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. The number of Annuity Units determined for the first annuity payment remains constant for the second and subsequent monthly payments.

8. FIXED ANNUITY PAYMENTS.

The amount of each payment under a Fixed Annuity will be determined from tables prepared by Zurich Life. Such tables show the monthly payment for each $1,000 of Contract Value allocated to provide a Fixed Annuity. Fixed Annuity payments will not change regardless of investment, mortality or expense experience.

9. DEATH BENEFIT.

If the payee dies after the Annuity Date while the Contract is in force, the death proceeds, if any, will depend upon the form of annuity payment in effect at the time of death. (See "Annuity Options.")

                              FEDERAL INCOME TAXES

The ultimate effect of Federal income taxes on Contract Value, on annuity payments and on the economic benefit to the Contract Owner, Annuitant or Beneficiary depends on Zurich Life's tax status, the type of retirement plan for which the Contract is purchased and upon the tax status of the individual concerned. Each individual Contract Owner should consult a competent tax advisor.

A. ZURICH LIFE'S TAX STATUS.

Zurich Life is taxed as a life insurance company under the current Internal Revenue Code. The operations of the Separate Account are taxed as part of the total operations of Zurich Life. However, the determination of tax charges and credits to the Separate Account will be independent of the tax actually paid by Zurich Life.

Under current interpretations of existing Federal income tax law, investment income of the Separate Account, to the extent that it is applied to increase an individual Contract Owner's equity, is not taxed. Thus, a Subaccount may realize net investment income and dividends, and the Subaccount may receive and reinvest them, all without Federal income tax consequences for the Separate Account.

B. AMOUNTS RECEIVED AS AN ANNUITY.

A fixed portion of each annuity payment is excludable from gross income as a return of investment in the Contract and the balance is taxed as ordinary income. For payments made on a fixed basis, the excludable amount is generally the same for each payment. For payments made on a variable basis, the excludable amount may be recalculated if any payment is less than the excludable amount.

The excludable amount of each Annuity Unit is determined by dividing the investment in the Contract as of the Annuity Date by the number of Annuity Units to be received under the payment option chosen.

For a Non-Qualified Plan Contract, the investment in the Contract is equal to the Purchase Payments minus any withdrawals thereof. For a Qualified Plan Contract, the investment in the Contract is equal to the employee's non-deductible contributions, minus any prior distributions thereof.

The excludable amount of any payment may not exceed the unrecovered investment in the Contract immediately before such payment. The amount of the unrecovered investment is allowed as a deduction on the final return of a deceased Annuitant where annuity payments cease before the investment in the Contract has been fully recovered.

C. NON-QUALIFIED PLAN CONTRACTS.

1. DIVERSIFICATION REQUIREMENTS.

While Section 72 of the Code governs the taxation of annuities in general,
Section 817(h) of the Code provides that nonqualified annuity contracts will not be treated as annuities unless the underlying investments are "adequately diversified" in accordance with regulations prescribed by the Secretary of the Treasury. Such regulations require, among other things, that a mutual fund underlying an annuity contract, such as those underlying the Contracts, may invest no more than 55% of the value of its assets in one investment; 70% in two investments; 80% in three investments; and 90% in four investments. If the above diversification requirements are not met, the annuity contract could lose its overall tax status as an annuity, resulting in current taxation of the excess of cash value over the "investment in the contract" (as defined above) to the Contract Owner. Zurich Life has reviewed the diversification regulations and believes that the Contracts are in compliance with these regulations and that there is no threat to their current favorable tax status as annuities. Furthermore, Zurich Life intends to make whatever changes may be necessary and appropriate to these Contracts in the future in order to maintain their continued favorable tax treatment.

In connection with the earlier issuance of temporary regulations relating to diversification requirements, the Treasury Department announced that such regulations do not provide guidance concerning the extent to which owners may direct their investments to particular Subaccounts. Moreover any additional rule may apply to pension plan contracts. It is possible that when such guidance is available, the Contract may need to be modified to comply with such guidance. Accordingly, Zurich Life reserves the right to modify the Contract as necessary to prevent the Contract Owner from being considered the owner of the assets of the Subaccount. Because the guidance has not been published, there can be no assurance as to content or even whether application will be prospective only.

2. TAX TREATMENT OF WITHDRAWALS, LOANS AND ASSIGNMENTS.

Withdrawals from Non-Qualified Plan Contracts will be allocable first to any investment in the Contract made prior to August 14, 1982 (if any), then to ordinary income attributable to such investment, then to ordinary income attributable to investment in the Contract made after August 13, 1982, and finally to investment in the Contract made after August 13, 1982. Loans under a Contract or collateral assignments or pledges of any portion of the value of such Contract attributable to investment in the Contract after August 13, 1982 or income attributable to such investment are treated as withdrawals.

If the Owner transfers a Non-Qualified Plan Contract by gift, the Owner must include in gross income the excess of the Contract Value over the investment in the Contract as of the date of transfer.

Non-Qualified Plan Contracts which were issued by Zurich Life (or an affiliate) during a calendar year are to be aggregated and considered a single contract for purposes of determining the amount of any withdrawal, loan, or assigned or pledged cash value includible in the Owner's gross income.

3. 10-PERCENT PENALTY TAX ON PREMATURE DISTRIBUTIONS.

A 10% penalty is imposed on the taxable portion of any distribution to a participant in a qualified pension or profit sharing plan, tax sheltered annuity or individual retirement annuity ("IRA"), or under a Non-Qualified Plan Contract, prior to age 59 1/2, death or disability of the participant or Non-Qualified Plan Contract Owner.

The 10% penalty does not apply to any distribution which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life or life expectancy of the qualified plan participant or Non-Qualified Plan Contract Owner, provided that there is no change in such payments before the later of (i) the close of the 5-year period beginning on the date of the first payment, or (ii) age 59 1/2, death or disability of such participant or Owner. Further, the 10% penalty does not apply to any distribution from a qualified pension or profit sharing plan or tax sheltered annuity on account of retirement after age 55, or to any distribution from a Non-Qualified Plan
Contract: (i) attributable to investment in the Contract before August 14, 1982, or (ii) where the Contract is an "immediate annuity" under the Internal Revenue Code ("Code").

D. QUALIFIED PLANS.

The Contracts offered by this Prospectus are designed to be suitable for use under Qualified Plans. Such contracts are commonly referred to as "Qualified Plan Contracts." Zurich Life, in its sole discretion, reserves the right to waive certain minimums with respect to large group contracts. Taxation of participants in such Qualified Plans varies with the type of plan and the terms and conditions of the specific plan. Qualified Plan Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Following are general descriptions of the types of Qualified Plans and of the use of the Contracts in connection therewith. Purchasers intending to use the Contracts in connection with Qualified Plans should seek competent tax advice.

     (a) Pension and Profit-Sharing Plans.

     Sections 401(a) of the Code permits employers to establish qualified retirement plans for employees. Taxation of plan participants depends on the specific plan. Such plans are limited by law as to maximum permissible contributions, distribution dates, non-forfeitability of interests and tax rates applicable to distributions. In order to establish such a plan, a plan document is adopted and implemented by the employer. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans.

     (b) Tax-Sheltered Annuities.

     Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. Generally, the annual contribution limit is 20% of an employee's includible compensation times the number of years of service, less previously excluded contributions. For salary reduction plans the maximum contribution is $9,500. These annuity contracts are commonly referred to as "tax-sheltered annuities."

     To the extent attributable to contributions to your tax-sheltered annuity contract under a salary reduction agreement (or to transfers of such amounts from other contracts), contributions made or earnings credited after December 31, 1988 may not be withdrawn until separation from service, attainment of age 59 1/2, death or disability. Salary reduction contributions after December 31, 1988 may also be withdrawn in the case of hardship within the meaning of section 403(b)(11) of the Internal Revenue Code. Further, all amounts transferred to your contract from a Section 403(b)(7) custodial account are subject to such restrictions on withdrawal. Under your employer's tax-sheltered annuity plan, you may be allowed to transfer your contract value to other types of options, such as other fixed or variable annuity contracts or Section 403(b)(7) custodial accounts.

     (c) Treatment of Certain Distributions from Pension and Profit Sharing Plans and Tax-Sheltered Annuities.

     Distributions from Pension and Profit Sharing Plans and Tax-Sheltered Annuities which are eligible to be rolled over to an IRA or another employer's retirement plan are generally subject to 20% withholding, unless the participant exercises the right to a "direct rollover." A "direct rollover" may be accomplished when the sponsor of a participant's existing pension or profit sharing plan or tax-sheltered annuity makes a distribution payable to the sponsor of the new IRA or new employer plan for the participant's benefit.

     If the participant does not exercise the right to a "direct rollover," in general, 20% will be withheld from the distribution and credited against the participant's income taxes incurred in the taxable year of the distribution. Other rules may apply, therefore, Zurich Life suggests that participants consult their tax advisors before making a decision.

     (d) Individual Retirement Annuities.

     Section 408(b) of the Code permits eligible individuals to make deductible contributions to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Generally, the maximum contribution is $2,000 for an individual and $2,250 for an individual and spouse eligible for a spousal IRA. In addition, certain distributions from qualified pension and profit sharing plans, tax-sheltered annuities and other IRA's may be placed on a tax-deferred basis into an IRA. When issued in connection with an IRA, the Contract will be amended to conform to the requirements under such plans. Purchasers have the right to revoke an IRA Contract within seven (7) days of the receipt of the IRA disclosure statement which is attached to the application used for IRA Contracts. The IRA disclosure statement also provides more information on contribution limits. A purchaser can revoke the IRA Contract within seven (7) days of the date the application was signed by notifying Zurich Life.

     PLEASE NOTE THAT AN IRA DISCLOSURE STATEMENT IS INCLUDED IN THIS PROSPECTUS AS AN APPENDIX.

     (e) Deferred Compensation Plans.

     Section 457 of the Code allows a State defined to also include a political subdivision of a State, and an agency or instrumentality of a State or a political subdivision of a State, and any other tax exempt organization to establish a deferred compensation plan ("Section 457 Plan") for the benefit of its employees. Contracts issued under such a plan are owned by the employer.

     An employee electing to participate in a Section 457 Plan should understand that all rights and benefits are governed strictly by the terms of the plan. The employer is legal owner of any Contracts issued under the plan. The employee is, in fact, a general creditor of the employer under the terms of the plan. The employer, as owner of the Contracts, also retains all voting and redemption rights which may accrue through the Contracts issued under the plan.

     The participating employee should look to the terms of the plan for any charges in regard to participating in such plan other than those disclosed in this Prospectus. Section 457 of the Code places limitations on contributions to such plans. A participant must look to the terms of the plan for an explanation of this limitation.

E. TAX WITHHOLDING.

Zurich Life is required to withhold federal income tax on the taxable portion of all distributions under the Contracts unless the individual elects under a nonqualified plan not to be subject to withholding. The rate of withholding will depend on the type of distribution.

F. OTHER CONSIDERATIONS.

Because of the complexity of the law and its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Contract or the exercise of elections under a Contract. The above comments concerning the Federal income tax consequences are not exhaustive, and special rules are provided with respect to situations not discussed in this Prospectus.

The preceding description is based upon Zurich Life's understanding of current Federal income tax law. Zurich Life cannot assess the probability that changes in tax laws, particularly affecting annuities, will be made.

The preceding comments do not take into account state income or other tax considerations which may be involved in the purchase of a Contract or the exercise of elections under the Contract. For complete information on such Federal and state tax considerations, a qualified tax adviser should be consulted.

Legislation has been considered which would prohibit insurers from using sex-distinct factors in determining annuity benefit payments. If "unisex" requirements are adopted, Zurich Life may be required to utilize annuity tables which do not differentiate the amount of annuity benefits on the basis of sex. This might result in a change providing for either an increase in the initial amount of monthly benefits applied for females or a decrease in such amount for males or a combination of both. Zurich Life is using "unisex" annuity tables on Qualified Plan Contracts.

                           DISTRIBUTION OF CONTRACTS

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. In addition to commissions, Zurich Life may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell the Contracts. In some instances, such other incentives may be offered only to certain licensed broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or other contracts issued by Zurich Life. The Contracts are distributed through the principal underwriter for the Separate Account, which is Investors Brokerage Services, Inc. ("IBS"), which enters into selling group agreements with affiliated and unaffiliated broker-dealers.

                               VOTING PRIVILEGES

Proxy materials in connection with any shareholder meeting of the Funds will be delivered to each Contract Owner with Subaccount interests invested in the Funds as of the record date for voting at such meeting. Such proxy materials will include an appropriate form which may be used to give voting instructions. So long as the Commission so requires, Zurich Life will vote Fund shares held in each Subaccount in accordance with instructions received from persons having a Subaccount interest in such Fund shares. Fund shares as to which no timely voting instructions are received will be voted by Zurich Life in proportion to the voting instructions received from all persons in a timely manner. Zurich Life will also vote any Fund shares attributed to amounts it has accumulated in the Subaccounts in the same proportion that Contract Owners vote. The Funds are not required to hold annual shareholders' meetings. They will, however, hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

Contract Owners of all Contracts participating in each Subaccount shall have voting privileges with respect to the Portfolio invested in by that Subaccount, based upon each Contract Owner's proportionate interest in that Subaccount as measured by units. The person having such voting privileges will be the Contract Owner before surrender, the Annuity Date or the death of the Annuitant, and thereafter, the payee entitled to receive Variable Annuity payments under the Contract. During the Annuity Period, voting privileges attributable to a Contract will generally decrease as Annuity Units attributable to an Annuitant decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

Immediately after each Contract anniversary, Contract Owners will be sent statements for their own Contract showing the amount credited to each Subaccount and to the Fixed Accumulation Option. It will also show the interest rate(s) that Zurich Life is crediting upon amounts then held under the Fixed Accumulation Option. In addition, Contract Owners transferring amounts among the investment options or making additional payments will receive written confirmation of such transactions. Upon request, any Contract Owner will be sent a current statement in a form similar to that of the annual statement described above. Each Contract Owner will also be sent an annual and a semi-annual report for the Funds and a list of the securities held in each Portfolio of the Funds, as required by the 1940 Act.

A Contract Owner may direct inquiries to the individual who sold him or her the Contract or may call (708) 517-7900 or write to Zurich Life Insurance Company of America, 1400 American Way, Schaumburg, Illinois 60173.

                             DOLLAR COST AVERAGING

A Contract Owner may predesignate a portion of the Contract Value under a Contract attributable to the Kemper Money Market or Kemper Government Securities Subaccount to be automatically transferred on a monthly basis to one or more of the other Subaccounts and the General Account during the Accumulation Period. A Contract Owner may enroll in this program at the time the Contract is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to Zurich Life at its home office at least five (5) business days prior to the second Tuesday of a month which is the date that all dollar cost averaging transfers will be made ("Transfer Date").

Transfers will be made in the amounts designated by the Contract Owner and must be at least $500 per Subaccount or General Account. The total Contract Value in the Kemper Money Market or Kemper Government Securities Subaccount at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Contract Value does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.

Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Contract Value attributable to the Kemper Money Market or Kemper Government Securities Subaccount is insufficient to complete the next transfer, (iii) the Contract Owner requests termination in writing and such writing is received by Zurich Life at its home office at least five (5) business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Contract is surrendered or annuitized.

If the General Account has a balance of at least $10,000, a Contract Owner may elect automatic calendar quarter transfers of interest accrued in the General Account to one or more of the Subaccounts. A Contract Owner may enroll in this program at any time by completing the proper Dollar Cost Averaging enrollment form and returning it to Zurich Life at its home office at least ten (10) days prior to the end of the calendar quarter. The Transfer Date will be within five business days of the end of the calendar quarter.

Following the Issue Date, a Contract Owner may initiate, reinstate or change Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to Zurich Life at its home office at least five (5) business days, ten (10) business days for General Account transfers, prior to the next Transfer Date such transfer is to be made.

When utilizing Dollar Cost Averaging, a Contract Owner must be invested in the Kemper Money Market or Kemper Government Securities Subaccount or the General Account and may be invested in the General Account and a maximum of five other Subaccounts at any given time. Election of Dollar Cost Averaging is not available during the Annuity Period.

                           SYSTEMATIC WITHDRAWAL PLAN

Zurich Life administers a Systematic Withdrawal Plan ("SWP") which allows certain Contract Owners to pre-authorize periodic withdrawals during the Accumulation Period. Contract Owners entering into a SWP agreement instruct Zurich Life to withdraw selected amounts from the General Account, or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Contract Owners who request a minimum $100.00 periodic payment. If the amounts distributed under the SWP exceed the amount free of surrender charge (currently 10% of Contract Value) then the surrender charge will be applied on any amounts exceeding the 10% free withdrawal. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY ON EARLY WITHDRAWALS AND TO INCOME TAXES AND WITHHOLDING. SEE "FEDERAL INCOME TAXES." Contract owners interested in SWP may obtain an application and full information concerning this program and its restrictions from their representative or Zurich Life's home office. The right is reserved to amend the SWP on thirty days' notice. The SWP may be terminated at any time by the Contract Owner or Zurich Life.

                               LEGAL PROCEEDINGS

There are no material legal proceedings pending to which the Separate Account, Zurich Life or Investors Brokerage Services, Inc. is a party.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Report of Independent Auditors, Financial Statements of the Separate Account, Report of Independent Auditors and Financial Statements of Zurich Life. The Statement of Additional Information should be read in conjunction with this Prospectus.

APPENDIX

ZURICH LIFE INSURANCE COMPANY OF AMERICA DEFERRED FIXED AND
VARIABLE ANNUITY IRA DISCLOSURE STATEMENT

This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of Individual Retirement Annuities. Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA.

A. REVOCATION

Within 7 days of the date you signed your enrollment application, you may revoke it and receive back 100% of your money. To do so, write Zurich Life Insurance Company of America, 1400 American Way, Schaumburg, Illinois 60173, or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS

The provisions of this contract meet the requirements of Section 408(b) of the Internal Revenue Code as to form for use as an IRA annuity contract described in Items 1 through 5 below. The contract has not been approved as to form by the IRS. If you set up an IRA using an annuity contract it must meet the following requirements:

1. The amount in your IRA must be fully vested at all times.

2. The contract must provide that you cannot transfer it to someone else.

3. The contract must have flexible premiums.

4. You must start receiving distributions by April 1 of the year following the year in which you reach age 70 1/2 (see "Required Distributions").

5. The contract must provide that you cannot contribute more than $2,000 for any year. (This requirement does not apply to rollovers. See "Rollovers and Direct Transfers").

C. ROLLOVERS AND DIRECT TRANSFERS

1. A rollover is a tax-free transfer of cash or other assets from one retirement program to another. There are two kinds of rollover payments. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. A rollover is an allowable payment that you cannot deduct on your tax return.

2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan.

3. A rollover distribution from an IRA may be made to you only once a year. The one-year period begins on the date you receive the IRA distribution, not on the date you roll it over (reinvest it) into another IRA.

4. A direct transfer of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

5. All or a part of the premium for this contract may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. The proceeds from this contract may be used as a rollover contribution to another IRA.

6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to 20% withholding by the Internal Revenue Service even if you roll the distribution over to an IRA within the 60-day rollover period. To avoid withholding, the distribution should be made as a direct transfer to the IRA trustee or insurance company.

D. ALLOWANCE OF DEDUCTION

1. In general, the amount you can contribute each year is the lesser of $2,000 or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to self-employed retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

2. If neither you nor your spouse are covered for any part of the year by an employer retirement plan, you can deduct the lesser of $2,000 or your taxable compensation. If either you or your spouse are covered by a retirement plan at work, the $2,000 limit is reduced $10 for each $50 that your adjusted gross income exceeds $40,000 (married filing jointly), $25,000 (single) or zero (married filing separately).

3. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

4. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

5. If both you and your spouse have compensation, you can each set up your own IRA. The contribution for each of you is figured separately and depends on how much each earns. Both of you cannot participate in the same IRA account or contract.

6. If you file a joint return, you can contribute up to the lesser of $2,000 or your taxable compensation to an IRA for a spouse who has not reached age 70 1/2 (even if you have reached age 70 1/2) and who has no compensation or elects to be treated as having no compensation for the year. The total combined amount you can contribute each year to your own IRA and the spousal IRA is the lesser of $2,250 or your taxable compensation for the year.

7. If neither you nor your spouse are covered for any part of the year by an employer retirement plan, you can deduct the lesser of $2,250 or your taxable compensation. If you or your spouse is covered by a retirement plan, the $2,250 limit is reduced $10 for each $44.44 that your adjusted gross income exceeds $40,000.

E. SEP-IRA'S

1. The maximum deductible contribution for a Simplified Employee Pension (SEP) IRA is the lesser of $30,000 or 15% of compensation.

2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS

1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

2. In general, taxable distributions are included in your gross income in the year you receive them.

3. Distributions are non-taxable to the extent they represent a return of non-deductible contributions. The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

G. REQUIRED DISTRIBUTIONS

You must start receiving minimum distributions from your IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, you must receive the minimum distribution for any year by December 31. However, you may delay the minimum distribution for your 70 1/2 year until April 1 of the following year.

Figure your required minimum distribution for each year by dividing the value of your IRA as of the close of business on December 31 of the preceding year by the applicable life expectancy. The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." If a designated beneficiary is more than 10 years younger than you, that beneficiary is assumed to be exactly 10 years younger. To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-829-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can total up these minimum amounts and take the total from any one or more of the IRAs.

If the actual distribution from your IRA during a year after you die or reach age 70 1/2 is less than the minimum amount that should be distributed in accordance with the rules set forth at Items 5, 6 and 7 above, the difference is an excess accumulation. There is a 50% excise tax on any excess accumulations. However, if you have a good reason for having an excess accumulation in your IRA you may not have to pay the tax. For example, if you have been given wrong advice or you made a mistake in using or did not understand the excess accumulation rules, you may request the IRS to excuse the tax.

H. TAX ON EXCESS CONTRIBUTIONS

1. You must pay a 6% excise tax each year on excess contributions that remain in your IRA. Generally, an excess contribution is the amount contributed to your IRA that is more than you can contribute or roll over. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your IRA before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution.

3. If an excess contribution in your IRA is a result of a rollover and the excess occurred because information required to be supplied by the payor of the distribution was incorrect, you may withdraw the excess amount attributable to the incorrect information after the date your return is due and still not include the amount withdrawn in your gross income. It is not necessary to withdraw the income earned on the excess. You will, however, have to pay the 6% tax on the excess amount for each year the excess contribution was in the IRA at the end of the year.

I. TAX ON PREMATURE DISTRIBUTIONS

There is an additional tax on premature distributions equal to 10% of the amount of the premature distribution that you must include in your gross income. Premature distributions are generally amounts you withdraw from your IRA before you are age 59 1/2. However, the tax on premature distributions does not apply:

1. To amounts that are rolled over tax free.

2. To a series of substantially equal periodic payments made over your life or life expectancy, or the joint life or life expectancy of you and your beneficiary.

3. If you are permanently disabled. You are considered disabled if you cannot do any substantial gainful activity because of your physical or mental condition. A physician must determine that the condition has lasted or can be expected to last continuously for 12 months or more or that the condition can be expected to lead to death.

J. IRA EXCISE TAX REPORTING

Use Form 5329, Return for Individual Retirement Arrangement Taxes, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

K. BORROWING

If you borrow money against your IRA contract or use it as security for a loan, you must include in gross income the fair market value of the IRA contract as of the first day of your tax year. (Note: This contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

L. FINANCIAL DISCLOSURE

1. If this is a regular contribution IRA, the following information, based on the charts shown at the back of this form, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000, must be completed prior to your signing the enrollment application.

END
OF               LUMP SUM TERMINATION               AT               LUMP SUM TERMINATION
YEAR              VALUE OF CONTRACT *              AGE               VALUE OF CONTRACT *
------------------------------------------------------------------------------------------------------
   1                                                60
------------------------------------------------------------------------------------------------------
   2                                                65
------------------------------------------------------------------------------------------------------
   3                                                70
------------------------------------------------------------------------------------------------------
   4
------------------------------------------------------------------------------------------------------
   5
------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item M below.

2. If this is a rollover IRA, the following information, based on the charts shown at the back of this form, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

END
OF               LUMP SUM TERMINATION               AT               LUMP SUM TERMINATION
YEAR              VALUE OF CONTRACT *              AGE               VALUE OF CONTRACT *
------------------------------------------------------------------------------------------------------
   1                                                60
------------------------------------------------------------------------------------------------------
   2                                                65
------------------------------------------------------------------------------------------------------
   3                                                70
------------------------------------------------------------------------------------------------------
   4
------------------------------------------------------------------------------------------------------
   5
------------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges as described in Item M below.

M. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)

1. If on the enrollment application you indicated an allocation to a Subaccount, this contract will be assessed a daily charge of an amount which will equal an aggregate of 1.30% per annum for Periodic Payment Contracts.

2. An annual records maintenance charge of $36.00 will be assessed ratably each quarter against the Separate Account value, if you have participated in a Subaccount during the year. If insufficient values are in the Subaccounts when the charge is assessed, the charge will be assessed against General Account value.

3. Withdrawal (early annuitization) charges as follows will be assessed based on the years elapsed since purchase payments (in a given contract year) were received by the Company; under 1 year, 6%; over 1 to 2 years, 5%; over 2 to 3 years, 4%; over 3 to 4 years, 3%; over 4 to 5 years, 2%; over 5 to 6 years, 1%; 6th year and thereafter, 0%.

4. The method used to compute and allocate the annual earnings is contained in the prospectus under the heading "Accumulation Unit Value."

5. The growth in value of your contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

END OF    TERMINATION     END OF    TERMINATION     END OF    TERMINATION     END OF    TERMINATION
 YEAR       VALUES*        YEAR       VALUES*        YEAR       VALUES*        YEAR       VALUES*
---------------------------------------------------------------------------------------------------
   1        $ 1,000         14        $17,371         27        $41,703         40       $  77,436
---------------------------------------------------------------------------------------------------
   2          2,000         15         18,929         28         43,991         41          80,796
---------------------------------------------------------------------------------------------------
   3          3,038         16         20,534         29         46,348         42          84,256
---------------------------------------------------------------------------------------------------
   4          4,130         17         22,187         30         48,775         43          87,821
---------------------------------------------------------------------------------------------------
   5          5,264         18         23,889         31         51,275         44          91,492
---------------------------------------------------------------------------------------------------
   6          6,442         19         25,643         32         53,850         45          95,274
---------------------------------------------------------------------------------------------------
   7          7,665         20         27,449         33         56,503         46          99,169
---------------------------------------------------------------------------------------------------
   8          8,932         21         29,309         34         59,235         47         103,181
---------------------------------------------------------------------------------------------------
   9         10,236         22         31,225         35         62,048         48         107,313
---------------------------------------------------------------------------------------------------
  10         11,580         23         33,199         36         64,947         49         111,569
---------------------------------------------------------------------------------------------------
  11         12,965         24         35,232         37         67,932         50         115,953
---------------------------------------------------------------------------------------------------
  12         14,390         25         37,326         38         71,007
---------------------------------------------------------------------------------------------------
  13         15,859         26         39,482         39         74,174
---------------------------------------------------------------------------------------------------

GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

END OF    TERMINATION     END OF    TERMINATION     END OF    TERMINATION     END OF    TERMINATION
 YEAR       VALUES*        YEAR       VALUES*        YEAR       VALUES*        YEAR       VALUES*
---------------------------------------------------------------------------------------------------
   1        $ 1,000         14        $ 1,513         27        $ 2,221         40        $ 3,262
---------------------------------------------------------------------------------------------------
   2          1,013         15          1,558         28          2,288         41          3,360
---------------------------------------------------------------------------------------------------
   3          1,053         16          1,605         29          2,357         42          3,461
---------------------------------------------------------------------------------------------------
   4          1,095         17          1,653         30          2,427         43          3,565
---------------------------------------------------------------------------------------------------
   5          1,138         18          1,702         31          2,500         44          3,671
---------------------------------------------------------------------------------------------------
   6          1,183         19          1,754         32          2,575         45          3,782
---------------------------------------------------------------------------------------------------
   7          1,230         20          1,806         33          2,652         46          3,895
---------------------------------------------------------------------------------------------------
   8          1,267         21          1,860         34          2,732         47          4,012
---------------------------------------------------------------------------------------------------
   9          1,305         22          1,916         35          2,814         48          4,132
---------------------------------------------------------------------------------------------------
  10          1,344         23          1,974         36          2,898         49          4,256
---------------------------------------------------------------------------------------------------
  11          1,384         24          2,033         37          2,985         50          4,384
---------------------------------------------------------------------------------------------------
  12          1,426         25          2,094         38          3,075
---------------------------------------------------------------------------------------------------
  13          1,469         26          2,157         39          3,167
---------------------------------------------------------------------------------------------------

* Includes applicable withdrawal charges.

                      STATEMENT OF ADDITIONAL INFORMATION

                                         , 1996

--------------------------------------------------------------------------------

                                PERIODIC PAYMENT

                           VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                                   ISSUED BY

                    ZURICH LIFE INSURANCE COMPANY OF AMERICA

                               IN CONNECTION WITH

                 ZURICH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

 HOME OFFICE: 1400 AMERICAN WAY, SCHAUMBURG, ILLINOIS 60173     (708) 517-7900

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the
Separate Account dated       , 1996 and is incorporated therein by reference.
The Prospectus may be obtained from Zurich Life Insurance Company of America by writing or calling the address or telephone number listed above.

                               ------------------

                               TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
          Services to the Separate Account.......................................  B-1
          Performance Information of Subaccounts.................................  B-1
          State Regulation.......................................................  B-8
          Experts................................................................  B-8
          Financial Statements...................................................  B-8

                        SERVICES TO THE SEPARATE ACCOUNT

Zurich Life Insurance Company of America ("Zurich Life") maintains the books and records of the Zurich Life Variable Annuity Separate Account (the "Separate Account"). Zurich Life holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of Zurich Life. Zurich Life maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance charge (as described in the Prospectus) are borne by Zurich Life.

The independent auditors for the Separate Account are KPMG Peat Marwick LLP, Chicago, Illinois. The firm performs an annual audit of the financial statements of the Separate Account.

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six percent (6%) of Purchase Payments.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS

As described in the prospectus, a Subaccount's historical performance may be shown in the form of "average annual total return" and "total return" calculations in the case of all Subaccounts, except "average annual total return" is not shown for the Kemper Money Market Subaccount; "yield" information may be provided in the case of the Kemper High Yield Subaccount, the Kemper Government Securities Subaccount and the Janus Short-Term Bond Subaccount; and "yield" and "effective yield" information may be provided in the case of the Money Market Subaccount. These various measures of performance are described below.

A Subaccount's average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The average annual total return for a Subaccount for a specific period is found by first taking a hypothetical $1,000 investment in each of the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable Withdrawal Charge that may be imposed at the end of the period as well as all other recurring charges and fees applicable under the Contract to all Contract Owner accounts. Premium taxes are not included in the term charges. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Average annual total return quotations for various periods are set forth in the table below.

No standard formula has been prescribed for calculating total return performance. Total return performance for a specific period is calculated by first taking an investment (assumed to be $10,000 below) in each Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value does not include the effect of the applicable Withdrawal Charge that may be imposed at the end of the period, and thus may be higher than if such charge were deducted. The total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $10,000 was chosen because that approximates the size of a typical account. The account size used affects the performance figure because the Records Maintenance Charge is a fixed per account charge.

The yield for the Kemper High Yield Subaccount, the Kemper Government Securities Subaccount and the Janus Short-Term Bond Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the accumulation unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                                      a-b    6
                         YIELD = 2[( ----- +1) - 1]
                                      cd

a = net dividends and interest earned during the period by the Fund attributable to the Subaccount

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to each Subaccount, but does not reflect the deduction of withdrawal charges or premium taxes.

The Kemper Money Market Subaccount's yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed as follows: the net change in the Accumulation Unit Value during the period is divided by the Accumulation Unit Value at the beginning of the period ("base period return") and the result is divided by 7 and multiplied by 365 and the current yield figure carried to the nearest one-hundredth of one percent. Realized capital gains or losses and unrealized appreciation or depreciation of the Account's portfolio are not included in the calculation.

The Kemper Money Market Subaccount's effective yield is determined by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) 365/7 - 1.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account uses in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. The performance figures include the deduction of all expenses and fees, including a prorated portion of the Records Maintenance Charge. Redemptions within the first six years after purchase may be subject to a Withdrawal Charge that ranges from 6% the first year to 0% after six years; however, the aggregate Withdrawal Charge will not exceed 7.25% of aggregate Purchase Payments under the Contract. Yield, effective yield and total return do not reflect the effect of the Withdrawal Charge or premium taxes that may be imposed upon the redemption of units. Average annual total return reflects the effect of the applicable Withdrawal Charge (but not premium tax) that may be imposed at the end of the period in question.

Performance of the Subaccounts will vary from time to time, and these results are not necessarily representative of future results. The total return performance of each Subaccount is calculated for a specified period of time by assuming an initial Purchase Payment of $10,000 fully allocated to each Separate Account and the deduction of all expenses and fees, including a prorated portion of the $36 annual Records Maintenance Charge. No withdrawals are assumed. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

Comparative information for certain Subaccounts with respect to the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index is also included. Comparative information may be shown for the Kemper International Subaccount with respect to the CDA Mutual Fund International Index and the Morgan Stanley Capital International Europe Australia Far East Index. The Kemper Total Return and Equity Subaccounts, the Lexington Natural Resources and Emerging Markets Subaccounts and the Janus Subaccounts are compared to, and the International Subaccount may be compared to, the Dow Jones Industrial Average and the Standard & Poor's 500 Stock Index because these indices are generally considered representative of the U. S. stock market in general. The Consumer Price Index is generally considered to be a measure of inflation and thus the performance of the Subaccounts is compared to that index. The Kemper High Yield, Government Securities Subaccounts and the Janus

Short-Term Bond Subaccounts are compared to the Lehman Brothers Government and Corporate Bond Index, the Salomon Brothers High Grade Corporate Bond Index and the Merrill Lynch Government/Corporate Master Index because such indices are generally considered to represent the performance of intermediate and long term bonds during various market cycles. The Kemper Money Market Subaccount is also compared to the CDA Certificate of Deposit Index because certificates of deposit represent an alternative current income producing product. The Kemper International Subaccount may be compared to the CDA Mutual Fund--International Index because the index is a weighted performance average of other mutual funds that invest primarily in securities of foreign issuers. The International Subaccount also may be compared to the Morgan Stanley Capital International Europe Australia Far East Index because the index is an unmanaged index that is considered to be generally representative of major non-United States stock markets. The Janus Growth, Janus Aggressive Growth, Janus Worldwide Growth, Janus Balanced, Janus Short-Term Bond, Lexington Natural Resources and Lexington Emerging Markets Subaccounts may also be compared to the Standard & Poor's Midcap Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Lehman Brothers Long Government/Corporate Bond Index, the Russell 2000 Index, and the NASDAQ composite. In addition, the Janus Worldwide Growth and Lexington Emerging Markets Subaccounts' performance may also be compared to the Morgan Stanley International World Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes which are described below. In particular, it should be noted that certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The units of the Subaccounts are not insured. Also, the value of the Subaccounts will fluctuate.

           TABLES OF HISTORICAL HYPOTHETICAL PERFORMANCE INFORMATION

The following tables reflect historical hypothetical performance information based on the performance of the underlying Funds from the inception date of each Fund. Neither the Contracts nor the Separate Account existed during these periods but the performance information reflects the investment performance of the underlying Funds for the periods shown and the fees and charges under the Contracts. Actual performance of the underlying Funds might have been altered by the additional investments under the Contracts. In addition, the past performance of the Funds is no indication of their future performance.

                                                                VALUES OF INITIAL
                                                                $10,000 INVESTMENT
                                                               --AS OF DECEMBER 31,
                                                                                                     COMPARED TO
                                                                       1995            ---------------------------------------
                                                              ----------------------   Dow Jones   Standard   Consumer
                                                               Ending     Percentage   Industrial  & Poor's    Price     EAFE
                     TOTAL RETURN TABLE                         Value      Increase    Average(2)   500(3)    Index(4)   (12)
------------------------------------------------------------- ---------   ----------   ---------   --------   --------   -----
KEMPER EQUITY SUBACCOUNT(1)
  Life of Fund(5)............................................
  Ten years..................................................
  Five years.................................................
  One year...................................................
KEMPER TOTAL RETURN SUBACCOUNT(1)
  Life of Fund(6)............................................
  Ten years..................................................
  Five years.................................................
  One year...................................................
KEMPER INTERNATIONAL SUBACCOUNT
  Life of Fund(13)...........................................
  One year...................................................
KEMPER SMALL CAP SUBACCOUNT
  Life of Fund(14)...........................................
JANUS GROWTH SUBACCOUNT
  Life of Fund(15)...........................................
  One year...................................................
JANUS AGGRESSIVE GROWTH SUBACCOUNT
  Life of Fund(15)...........................................
  One year...................................................
JANUS WORLDWIDE GROWTH SUBACCOUNT
  Life of Fund(15)...........................................
  One year...................................................
JANUS BALANCED SUBACCOUNT
  Life of Fund(15)...........................................
  One year...................................................
LEXINGTON NATURAL RESOURCES SUBACCOUNT
  Life of Fund(16)...........................................
  One year...................................................
LEXINGTON EMERGING MARKETS SUBACCOUNT
  Life of Fund(17)...........................................
  One year...................................................


                                            VALUES OF INITIAL                             COMPARED TO
                                                $10,000            --------------------------------------------------------------
                                             INVESTMENT IN                                 Salomon
                                           SUBACCOUNTS--AS OF                               Bros.        Lehman        Merrill
                                           DECEMBER 31, 1994                              High Grade      Bros.         Lynch
                                         -----------------------   Consumer   CDA Cert.      Corp.      Govt./Corp.   Govt./Corp.
             TOTAL RETURN                 Ending      Percentage    Price     of Deposit      Bond         Bond         Master
                   TABLE                   Value       Increase    Index(4)    Index(5)     Index(8)     Index(9)      Index(10)
                                         ---------    ----------   --------   ----------   ----------   -----------   -----------
KEMPER MONEY MARKET
  SUBACCOUNT(1)
  Life of Fund(6).....................
  Ten years...........................
  Five years..........................
  One year............................
KEMPER HIGH YIELD SUBACCOUNT(1)
  Life of Fund(6).....................
  Ten years...........................
  Five years..........................
  One year............................
KEMPER GOVERNMENT
  SECURITIES
  SUBACCOUNT
  Life of Fund(11)....................
  Five years..........................
  One year............................
JANUS SHORT-TERM BOND SUBACCOUNT
  Life of Fund(15)....................
  One year............................


                                                                                                      COMPARED TO
                                                                                       ----------------------------------------
                                                                  Average Annual                    Standard
                                                                   Total Return        Dow Jones    & Poor's    Consumer
                    AVERAGE ANNUAL TOTAL                         (based on $1,000      Industrial   500 Stock    Price     EAFE
                        RETURN TABLE                                investment)        Average(2)   Index(3)    Index(4)   (12)
-------------------------------------------------------------  --------------------    ----------   ---------   --------   ----
KEMPER EQUITY SUBACCOUNT(1)
  Life of Fund(5)............................................
  Ten years..................................................
  Five years.................................................
  One year...................................................
KEMPER TOTAL RETURN SUBACCOUNT(1)
  Life of Fund(6)............................................
  Ten years..................................................
  Five years.................................................
  One year...................................................
KEMPER INTERNATIONAL SUBACCOUNT
  Life of Fund(13)...........................................
  One year...................................................

                                                                                               COMPARED TO
                                                                      ------------------------------------------------------------
                                                                                                      LEHMAN
                                           AVERAGE ANNUAL                         SALOMON BROS.        BROS.        MERRILL LYNCH
                                            TOTAL RETURN             CONSUMER      HIGH GRADE       GOVT./CORP.      GOVT./CORP.
       AVERAGE ANNUAL TOTAL               (BASED ON $1,000            PRICE        CORP. BOND          BOND            MASTER
           RETURN TABLE                      INVESTMENT)             INDEX(4)       INDEX(8)         INDEX(9)         INDEX(10)
----------------------------------   ----------------------------    --------     -------------     -----------     -------------
KEMPER HIGH YIELD SUBACCOUNT(1)
  Life of Fund(5).................
  Ten years.......................
  Five years......................
  One year........................
KEMPER GOVERNMENT SECURITIES
  SUBACCOUNT
  Life of Fund(11)................
  Five years......................
  One year........................
KEMPER SMALL CAP SUBACCOUNT
  Life of Fund(14)................
JANUS GROWTH SUBACCOUNT
  Life of Fund(15)................
  One year........................
JANUS AGGRESSIVE GROWTH SUBACCOUNT
  Life of Fund(15)................
  One year........................
JANUS WORLDWIDE GROWTH SUBACCOUNT
  Life of Fund(15)................
  One year........................
JANUS BALANCED SUBACCOUNT
  Life of Fund(15)................
  One year........................
JANUS SHORT-TERM BOND
  Life of Fund(15)................
  One year........................
LEXINGTON NATURAL RESOURCES
  SUBACCOUNT
  Life of Fund(16)................
  One year........................
LEXINGTON EMERGING MARKETS
  SUBACCOUNT
  Life of Fund(17)................
  One year........................

YIELD INFORMATION

KEMPER HIGH YIELD SUBACCOUNT
  30 day period ended        .....
KEMPER GOVERNMENT SECURITIES
  SUBACCOUNT
  30 day period ended        .....
KEMPER MONEY MARKET SUBACCOUNT
  7 day period ended        ......
JANUS SHORT-TERM BOND SUBACCOUNT
  30 day period ended        .....

(1) On November 3, 1989, the KILICO Money Market, High Yield, Total Return and Equity Separate Accounts were restructured into four subaccounts of KILICO Variable Annuity Separate Account which invests in corresponding portfolios of the Kemper Investors Fund. The performance reflects the experience of the predecessor KILICO Separate Accounts where appropriate.

(2) The Dow Jones Industrial Average is an unmanaged unweighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(3) The Standard & Poor's 500 Stock Index is an unmanaged weighted average of 500 stocks, over 95% of which are listed on the New York Stock Exchange. Assumes reinvestment of dividends.

(4) The Consumer Price Index, published by the U.S. Bureau of Labor Statistics, is a statistical measure of change, over time, in the prices of goods and services in major expenditure groups.

(5) From December 9, 1983.

(6) From March 5, 1982 to             .

(7) The CDA Certificate of Deposit Index is provided by CDA Investment Technologies, Inc., Silver Spring, Maryland, and is based upon a statistical sampling of the yield of 30-day certificates of deposit of major commercial banks. Yield is based upon a monthly compounding of interest.

(8) The Salomon Brothers High Grade Corporate Bond Index is on a total return basis with all dividends reinvested and is comprised of high grade long-term industrial and utility bonds rated in the top two rating categories.

(9) The Lehman Brothers Government/Corporate Bond Index is on a total return basis and is comprised of all publicly issued, non-convertible, domestic debt of the U.S. Government or any agency thereof, quasi-Federal corporation, or corporate debt guaranteed by the U.S. Government and all publicly issued, fixed-rate, non-convertible, domestic debt of the three major corporate classifications: industrial, utility, and financial. Only notes and bonds with a minimum outstanding principal amount of $1,000,000 and a minimum of one year are included. Bonds included must have a rating of at least Baa by Moody's Investors Service, BBB by Standard & Poor's Corporation or in the case of bank bonds not rated by either Moody's or Standard & Poor's, BBB by Fitch Investors Service.

(10) The Merrill Lynch Government/Corporate Master Index is based upon the total return with all dividends reinvested of 4,000 corporate and 300 government bonds issued with an intermediate average maturity and an average quality rating of Aa (Moody's Investors Service, Inc.) /AA (Standard & Poor's Corporation).

(11) From September 3, 1987.

(12) EAFE is the Morgan Stanley Capital International Europe, Australia, Far East index. This index is an unmanaged index that is considered to be generally representative of major non-United States stock markets.

(13) From January 6, 1992.

(14) From May 2, 1994.

(15) From September 13, 1993.

(16) From August 1, 1989.

(17) From January 3, 1994.

TAX-DEFERRED ACCUMULATION

                                 TAX-DEFERRED                     NON-QUALIFIED               CONVENTIONAL
                              RETIREMENT ANNUITY                     ANNUITY                  SAVINGS PLAN

                           BEFORE-TAX CONTRIBUTIONS          AFTER-TAX CONTRIBUTIONS
                          AND TAX-DEFERRED EARNINGS.        AND TAX-DEFERRED EARNINGS.
                          --------------------------        --------------------------
                                            TAXABLE                           TAXABLE            AFTER-TAX
                                             LUMP                              LUMP            CONTRIBUTIONS
                             NO               SUM              NO               SUM             AND TAXABLE
                          WITHDRAWALS      WITHDRAWAL       WITHDRAWALS      WITHDRAWAL          EARNINGS
                          ---------        ---------        ---------        ---------         -------------
10 Years................  $  33,898        $  22,732        $  23,283        $  20,746        $  22,137
20 Years................    100,018           66,967           68,698           56,258           60,535
30 Years................    228,992          151,140          157,284          119,479          127,136

This chart compares the accumulation of monthly contributions into a Tax-Deferred Retirement Annuity through a payroll reduction program, a Non-qualified Annuity and a Conventional Savings Plan. Before-tax contributions to the Tax-Deferred Retirement Annuity are $200 per month and the entire amount of a taxable lump sum withdrawal will be subject to income tax. After-tax contributions to the Non-qualified Annuity and the Conventional Savings Plan are $138 per month. Only the gain in the Non-qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 31% tax bracket and an 8% annual return. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Tax-deferred retirement accumulations, as well as the income on non-qualified annuities, are taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus. For the Tax-Deferred Retirement Annuity and the Non-Qualified Annuity the figures include a deduction for all applicable Contract charges. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN]

Unlike savings plans, contributions to tax-deferred retirement annuities and non-qualified annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a tax-deferred retirement annuity or non-qualified annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                                STATE REGULATION

Zurich Life is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. Zurich Life's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Zurich Life is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                    EXPERTS

The financial statements of Zurich Life have been included in the Statement of Additional Information in reliance upon the reports of Coopers and Lybrand, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for Zurich Life which should be considered only as bearing on the ability of Zurich Life to meet its obligations under the Contracts. No financial statements for the Separate Account have been included herein. As of the date of this Statement of Additional Information the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expense.

                           FINANCIAL STATEMENTS TO BE
                               FILED BY AMENDMENT

APPENDIX B

STATE PREMIUM TAX CHART

                                                                                Rate of Tax
                                                                        ---------------------------
                                                                        Qualified            Non-Qualified
          State                                                          Plans                Plans
          -----                                                         ------               ------
    California......................................................      .50%                2.35%*
    District of Columbia............................................     2.25%                2.25%*
    Kansas..........................................................       --                 2.00%*
    Kentucky........................................................     2.00%*               2.00%*
    Maine...........................................................       --                 2.00%
    Mississippi.....................................................       --                 1.00%
    Nevada..........................................................       --                 3.50%*
    Pennsylvania....................................................       --                 2.00%
    South Dakota....................................................       --                 1.25%
    West Virginia...................................................     1.00%                1.00%
    Wyoming.........................................................       --                 1.00%

     * Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value.

                                     PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS:

        Financial Statements included in Part B of the Registration Statement:
        (To be filed by Amendment)

           Zurich Life Insurance Company of America

           Independent Auditors' Report

           Zurich Life Insurance Company of America and Subsidiaries
            Consolidated Balance Sheet as of December 31, 1995 and 1994

           Zurich Life Insurance Company of America and Subsidiaries
            Consolidated Statement of Operations for the Years Ended December 31, 1995, 1994 and 1993

           Zurich Life Insurance Company of America and Subsidiaries
            Consolidated Statement of Stockholder's Equity for the Years Ended December 31, 1995, 1994 and 1993

           Zurich Life Insurance Company of America and Subsidiaries
            Consolidated Statement of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993

           Notes to Consolidated Financial Statements

(B) EXHIBITS:

         1.     A copy of resolution of the Board of Directors of Zurich Life Insurance Company of
                America.
         2.     Not Applicable.
         3.1    Form of Distribution Agreement between Investors Brokerage Services, Inc. and
                Zurich Life Insurance Company of America.
         3.2    Form of Selling Group Agreement of Investors Brokerage Services, Inc.
         4.     Form of Variable Annuity Contract.
         5.     Form of application.
         6.     Zurich Life Insurance Company of America articles of incorporation and by-laws.
         7.     Inapplicable.
         8.1    Form of Fund Participation Agreement among Zurich Life Insurance Company of
                America, Lexington Natural Resources Trust and Lexington Management Corporation.
         8.2    Form of Fund Participation Agreement among Zurich Life Insurance Company of
                America, Lexington Emerging Markets Fund and Lexington Management Corporation.
         8.3    Form of Fund Participation Agreement among Zurich Life Insurance Company of
                America, Janus Aspen Series and Janus Capital Corporation.
         *9.    Opinion and Consent of Counsel.
         11.    Inapplicable.
         12.    Inapplicable.
         13.    Schedules for Computation of Performance Information.
         14.    Organizational Chart.
         15.    Inapplicable.

---------------

* To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF ZURICH LIFE INSURANCE COMPANY OF AMERICA

          The directors and principal officers of Zurich Life are listed below together with their current positions. The address of each officer and director is 1400 American Way, Schaumburg, Illinois 60173.

                        NAME                              OFFICE WITH ZURICH LIFE
                        ----               ------------------------------------------------------
    James E. Cassavoy....................  President and Director
    Paul E. Black........................  Vice President and Director
    Peter P. Rill........................  Vice President, Corporate Secretary, General Counsel
                                           and Director
    Loren J. Alter.......................  Director
    William H. Bolinder..................  Director
    David A. Bowers......................  Director
    Rolf F. Huppi........................  Director
    Stuart L. Olin.......................  Director

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

          See Exhibit 14 for organizational charts of persons controlled or under common control with Zurich Life Insurance Company of America.

ITEM 27. NUMBER OF CONTRACT OWNERS

          Not applicable because as of the date of this Initial Registration, no contracts have been sold.

ITEM 28. INDEMNIFICATION

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Sections 9 through 9.9 of the By-Laws of Zurich Life Insurance Company of America ("Zurich Life") provide for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of Zurich Life, or serving or having served, at the request of Zurich Life, as a director, officer, employee, agent, partner, trustee, underwriter or attorney-in-fact of another corporation, partnership, joint venture, trust, employee benefit plan, Lloyds', association or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of Zurich Life, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, be determinative that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Zurich Life, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim issue or matter by or in the right of Zurich Life if he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of Zurich Life pursuant to the foregoing provisions, or otherwise, Zurich Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Zurich Life of expenses incurred or paid by a director, officer, employee of agent of Zurich Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of Zurich Life in connection with variable annuity contracts, Zurich Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Zurich Life is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.(A) PRINCIPAL UNDERWRITER

          Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, acts as principal underwriter for Zurich Life Variable Annuity Separate Account, FKLA Variable Separate Account, KILICO Variable Annuity Separate Account, KILICO Variable Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

ITEM 29.(B) INFORMATION REGARDING PRINCIPAL UNDERWRITER, INVESTORS BROKERAGE SERVICES, INC.

          The address of each officer is 1 Kemper Drive, Long Grove, IL 60049.

                                                                    POSITION AND OFFICES
                            NAME                                      WITH UNDERWRITER
    ----------------------------------------------------  ----------------------------------------
    John B. Scott.......................................  Chairman and Director
    Otis R. Heldman.....................................  President and Director
    Debra P. Rezabek....................................  Secretary and Director
    Jerome J. Cwiok.....................................  Director
    Eliane L. Frye......................................  Director
    Michael A. Kelly....................................  Vice President
    Robert A. Daniel....................................  Vice President and Treasurer
    David F. Dierenfeldt................................  Assistant Secretary
    David R. Kickert....................................  Assistant Secretary
    Frank J. Julian.....................................  Assistant Secretary

ITEM 29.(C)

        Inapplicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Zurich Life Insurance Company of America at 1400 American Way, Schaumburg, Illinois 60173 and at 1 Kemper Drive, Long Grove, Illinois 60049.

ITEM 31. MANAGEMENT SERVICES

        Inapplicable.

ITEM 32. UNDERTAKINGS

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information,
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Zurich Life Variable Annuity Separate Account, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Schaumburg and State of Illinois on the 18th day of December, 1995.

                                          ZURICH LIFE VARIABLE ANNUITY
                                          SEPARATE ACCOUNT
                                          (Registrant)
                                          By: Zurich Life Insurance Company of
                                              America

                                          By:       /s/ JAMES E. CASSAVOY
                                          --------------------------------------
                                               James E. Cassavoy, President

                                          ZURICH LIFE INSURANCE COMPANY OF
                                          AMERICA
                                          (Depositor)

                                          By:       /s/ JAMES E. CASSAVOY
                                          --------------------------------------
                                               James E. Cassavoy, President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Zurich Life Insurance Company of America in the capacities indicated on the 18th day of December, 1995.

                  SIGNATURE                                            TITLE
---------------------------------------------     ------------------------------------------------
            /s/ JAMES E. CASSAVOY                 President and Director (Principal Executive
---------------------------------------------     Officer)
              James E. Cassavoy

              /s/ PAUL E. BLACK                   Vice President and Director (Principal Financial
---------------------------------------------     Officer and Principal Accounting Officer)
                Paul E. Black

              /s/ PETER P. RILL                   Vice President, Corporate Secretary, General
---------------------------------------------     Counsel and Director
                Peter P. Rill

             /s/ LOREN J. ALTER                   Director
---------------------------------------------
               Loren J. Alter

             /s/ DAVID A. BOWERS                  Director
---------------------------------------------
               David A. Bowers

                                 EXHIBIT INDEX

                                                                                           SEQUENTIAL
EXHIBIT                                                                                       PAGE
NUMBER                                        TITLE                                         NUMBER*
------   -------------------------------------------------------------------------------   ----------
  1.     A copy of resolution of the Board of Directors of Zurich Life Insurance Company
         of America.....................................................................

  3.1    Form of Distribution Agreement between Investors Brokerage Services, Inc. and
         Zurich Life Insurance Company of America.......................................

  3.2    Form of Selling Group Agreement of Investors Brokerage Services, Inc. .........

  4.     Form of Variable Annuity Contract..............................................

  5.     Form of Application............................................................

  6.     Zurich Life Insurance Company of America Articles of Incorporation and
         By-Laws........................................................................

  8.1    Form of Fund Participation Agreement among Zurich Life Insurance Company of
         America, Lexington Natural Resources Trust and Lexington Management
         Corporation....................................................................

  8.2    Form of Fund Participation Agreement among Zurich Life Insurance Company of
         America, Lexington Emerging Markets Fund and Lexington Management
         Corporation....................................................................

  8.3    Form of Fund Participation Agreement among Zurich Life Insurance Company of
         America, Janus Aspen Series and Janus Capital Corporation......................

 13.     Schedules for Computation of Performance Information...........................

 14.     Organizational Chart...........................................................
------

* In manually signed original only.